                                                      Registration No. 333-19193
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------
                                    FORM S-6


                             Registration Statement
                                      Under
                           THE SECURITIES ACT OF 1933
                          PRE-EFFECTIVE AMENDMENT NO. 2
                          -----------------------------


                               SEPARATE ACCOUNT VL
                              (Exact Name of Trust)

                      FIRST VARIABLE LIFE INSURANCE COMPANY
                               (Name of Depositor)

                              10 POST OFFICE SQUARE
                           BOSTON, MASSACHUSETTS 02109
          (Complete Address of Depositor's Principal Executive Offices)

                          -----------------------------

ARNOLD R. BERGMAN                                Copy to:  THOMAS C. LAUERMAN
Vice President - Legal and Administration        Freedman, Levy, Kroll & Simonds
First Variable Life Insurance Company            Suite 825
10 Post Office Square                            1050 Connecticut Ave., N.W.
Boston, MA 02109                                 Washington, D.C.  20036
(Name and Address of Agent for Service)


Title and amount of securities being registered:

     An indefinite amount of interests under flexible premium variable life insurance policies.

Approximate Date of Proposed Public Offering:

     As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                              CROSS REFERENCE SHEET


Item No. in
Form N-8 B-2                     Location
------------                     --------


1, 2                             Caption in Prospectus Cover, The Company, The Separate Account

3                                Inapplicable

4                                Distribution and Other Agreements

5, 6                             The Separate Account

7                                Inapplicable

8                                Financial Statements

9                                Legal Proceedings

10 (a), (b), (c), (d), (e)       Highlights, Surrender and Withdrawals,  Surrender Charges, Transfers Among
                                 Policy Options,  Lapse and Reinstatement,  Determination of Account Value,
                                 Other Provisions of the Policy, The Policy, Policy Options

10 (f)                           Voting Rights, Other Provisions of the Policy

10 (g), (h)                      Changes to Policy Options

10 (i)                           Mixed and Shared Funding,  Policy Benefits and Values, Other Provisions of
                                 the Policy

11, 12                           Variable Investors Series Trust, Federated Insurance Series

13                               Highlights,  Charges and Deductions,  Elimination and Reduction of Charges
                                 and Expenses

14, 15                           Application and Issuance of a Policy, Free Look Right,  Delayed Investment
                                 Start Date

16                               Premiums, Allocation of Premiums, Determination of Account Value

17                               Surrender and Withdrawals, Payment of Proceeds

18                               Taxation  of the  Company  and  the  Separate  Account,  Determination  of
                                 Account Value, The Separate Account,  Policy Options, The Policy,  Charges
                                 and Deductions

19                               Reports and Records, Advertising Practices, Other Provisions of the Policy

20                               See 10 (g) & 10 (h)

21                               Policy Loans

22, 23, 24                       Inapplicable




25                               The Company

26                               Inapplicable

27                               The Company

28                               Management of the Company

29                               The Company

30, 31, 32, 33, 34               Inapplicable

35                               State Regulation

36                               Inapplicable

37                               Inapplicable

38, 39, 40, 41 (a)               Distribution and Other Agreements, The Company

41 (b), 41 (c), 42, 43           Inapplicable

44                               Determination of Account Value

45                               Inapplicable

46                               Surrender and Withdrawals

47, 48, 49, 50                   Inapplicable

51                               Policy Benefits and Values

52                               Changes to Policy Options

53 (a)                           Federal Tax Status

53 (b), 54, 55                   Inapplicable

56, 57, 58                       Inapplicable

59                               Financial Statements

Prospectus                                                                Dated:

                              CAPITAL FLEX PAY VUL
                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
                                    Funded in
                               SEPARATE ACCOUNT VL
                                       by
                      FIRST VARIABLE LIFE INSURANCE COMPANY

   Marketing and Executive Office:            Variable Service Center:
   10 Post Office Square                      P.O. Box 1317
   Boston, MA 02109                           Des Moines, IA  50305-1317
   Automated Information Line:                (800) 845-0689
   (800)-59-FUNDS

This prospectus describes Capital Flex Pay VUL (the "Policy"), a flexible premium variable life insurance policy issued by First Variable Life Insurance Company (the "Company"). The Policy provides for life insurance coverage and for the accumulation of an Account Value. An Owner may adjust the amount and frequency of premium payments and the level of life insurance provided under the Policy, subject to certain restrictions.

A Death Benefit is payable under the Policy upon the Insured's death. The Owner may choose either a Death Benefit generally equal to the Face Amount (Death Benefit Option A), or a Death Benefit generally equal to the Face Amount plus the Account Value (Death Benefit Option B). The Death Benefit will never be less than the current Face Amount of a Policy, less any due and unpaid charges, any loans and any interest due or accrued on the loans, as long as the Policy stays in force.

After a Policy is approved for issue by the Company, the Net Premium may be allocated to the Company's segregated investment account called Separate Account VL (the "Separate Account") or to the Company's Fixed Account, which guarantees a minimum fixed rate of interest. The Separate Account invests in selected portfolios of two mutual funds: Variable Investors Series Trust ("VIST") and Federated Insurance Series ("FIS"). The portfolios currently available under a Policy are: VIST Small Cap Growth, VIST World Equity, VIST Growth, VIST Matrix Equity, VIST Growth & Income, VIST Multiple Strategies, VIST High Income Bond, VIST U.S. Government Bond, and FIS Prime Money Fund (the "Portfolios"). (See "Policy Options.")

There is no guaranteed minimum Account Value for a Policy which is funded through the Separate Account. The Death Benefit may, and the Account Value will, vary up or down to reflect the investment experience of the Portfolios to which Net Premiums have been allocated. The Owner bears the investment risk for all amounts allocated to the Portfolios. The Policy continues in effect while the Cash Surrender Value is sufficient to cover the current charges and deductions under the Policy. The Company guarantees to keep the Policy in force during a period ranging from 2 - 12 years, depending on the Insured's issue age, so long as the required Minimum Monthly Premium amounts are paid. (See "Premiums.")

It may not be advantageous to replace existing insurance with the Policy described in this prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS PROSPECTUS IS ACCOMPANIED BY THE CURRENT PROSPECTUSES OF THE VARIABLE INVESTORS SERIES TRUST AND FEDERATED INSURANCE SERIES. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS (OR IN ANY SALES LITERATURE APPROVED BY THE COMPANY) IN CONNECTION WITH THE OFFER OF THE POLICY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THE POLICIES ARE NOT AVAILABLE IN ALL JURISDICTIONS, AND THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION TO ANY PERSON TO WHOM SUCH OFFER WOULD BE UNLAWFUL THEREIN.

                                TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
DEFINITIONS
HIGHLIGHTS
THE COMPANY
THE SEPARATE ACCOUNT
  Financial and Performance Information
POLICY OPTIONS
  Variable Investors Series Trust
  Federated Insurance Series
  Fixed Account Option
  Transfers Among Policy Options
     General Requirements
     Systematic Transfers - Dollar Cost Averaging
     Asset Rebalancing Program
     Restrictions on Transfers
     Automatic Transfers of Small Accounts
  Changes in Policy Options
  Mixed and Shared Funding
CHARGES AND DEDUCTIONS
  Premium Load

  Monthly Deductions
     Administrative Charge
     Cost of Insurance
     Optional Additional Benefit Rider Charges
     Other Charges

  Daily Deductions
  Transaction Charges
  Surrender Charge
     Surrender Charge Percentage
     Maximum Surrender Charge
 Fund Expenses
 Other Charges and Deductions
     Income Taxes
     Special Service Fees
     Elimination, Reduction, or Refund of Charges and
       Deductions; Increases in Bonuses
     Group and Sponsored Arrangements
  Purpose of Policy Charges
THE POLICY
  Application and Issuance of a Policy
     Free Look Right
  Premiums
     Planned Premiums
     Monthly Minimum Premium
     Additional Premiums
     Grace Period
  Premium Limitations
  Allocation of Premiums
     Delayed Investment Start Date
Telephone Transactions
POLICY BENEFITS AND VALUES
  Death Benefit
     Death Benefit Options
     Applicable Percentage of Death Benefit Factors
     Change in Death Benefit Options and Face Amount

     Adjustments to the Death Benefit Proceeds
  Premium Value and Cash Value Bonuses
     Premium Value Bonus
     Cash Value Bonuses
     Availability of Bonuses


  Optional Additional Benefit Riders
     Acceleration of Death Benefit Rider
     Accidental Death Benefit Rider
     Additional Term Insurance on the Insured
     Children's Term Insurance Rider
     Cost of Living Rider
     Disability Waiver Benefit Riders
     Extension of Maturity Date Rider
     Other Insured Persons Rider


  Determination of Account Value
     Account Value and Cash Surrender Value
     Net Investment Experience
  Policy Loans
     Regular Loans
     Preferred Loan
     Immediate Loan Repayment
  Surrender and Withdrawals
     Surrender
     Withdrawals
  Maturity Proceeds
  Lapse and Reinstatement
  Payment of  Proceeds
  Tax Withholding
  Payout Options
     Tax Impact
  Right to Exchange for a Fixed Benefit Policy
OTHER PROVISIONS OF THE POLICY
  Suicide Exclusion
  Representations and Contestability
  Option to Extend Maturity Date
  Misstatement of Age or Sex
  Owner and Beneficiary
  Assignments
  Reports and Records
  Voting Rights
  Suspension of Payments and Transfers
  Nonparticipation in Company Dividends
DISTRIBUTION AND OTHER AGREEMENTS
SAFEKEEPING OF ASSETS
MANAGEMENT OF THE COMPANY
FEDERAL TAX STATUS
  General
  Taxation of the Company and the Separate Account
  Income Tax Treatment of Policy Benefits
     Life Insurance
     Acceleration of Death Benefits Rider
     Modified Endowment Contracts
     Other Tax Effects of Policy Changes
     Taxation of Pre-Distributions from a Policy that is not a
       Modified Endowment Contract
     Taxation of Pre-Distributions from a Policy that is a Modified Endowment Contract

  Diversification Requirements
ADVERTISING PRACTICES
LEGAL MATTERS
  State Regulation
  Legal Proceedings
  Counsel
EXPERTS
REGISTRATION STATEMENT

APPENDICES


APPENDIX A: ANNUAL RATES OF RETURN FOR THE SUB-ACCOUNTS
APPENDIX B: ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES, CASH
            SURRENDER VALUES AND ACCUMULATED VALUE OF PREMIUMS
APPENDIX C: FINANCIAL STATEMENTS

                                   DEFINITIONS

ACCOUNT - The Fixed Account and/or one or more of the Sub-Accounts of the Separate Account.

ACCOUNT VALUE - The sum of the amounts attributable to a Policy that are: (a) in the Separate Account; (b) in the Fixed Account; and, if there is an outstanding Policy loan, (c) in the Loan Account.

ACCUMULATION UNIT - A unit of measure used to calculate the Account Value of a Sub-Account of the Separate Account.

ACCUMULATION UNIT VALUE or AUV - The value of an Accumulation Unit on a Business Day.

AGE - The Insured's age as of his or her last birthday on the date for which age is being determined.

BENEFICIARY - The person(s) or entity who will receive the Death Benefit.

BUSINESS DAY - Each day the New York Stock Exchange is open for trading, which is Monday through Friday, except for the following holidays: New Year's Day, President's Day, Good Friday, Memorial Day, July Fourth, Labor Day, Thanksgiving Day, Christmas Day.

CASH ACCUMULATION VALUE - Account Value minus any existing Indebtedness.

CASH SURRENDER VALUE - The amount available upon surrender of the Policy, which is equal to the Account Value reduced by any outstanding Policy loan and accrued interest; and reduced by any applicable Surrender Charges.

CODE - The Internal Revenue Code of 1986, as amended.

COMPANY - First Variable Life Insurance Company.

DEATH BENEFIT - The Death Benefit is the amount of insurance provided under a Policy on the life of an Insured.

DEATH BENEFIT PROCEEDS - The amount payable on the death of the Insured. This amount is the Death Benefit less Indebtedness and less any unpaid monthly deductions and charges. The Death Benefit Proceeds are increased by any amounts payable under optional additional benefit riders to a Policy.

DISTRIBUTOR - First Variable Capital Services, Inc., 10 Post Office Square, Boston, MA 02109.

FACE AMOUNT - A dollar amount used to determine the Death Benefit under a Policy. It is shown on the Owner's Policy data page.

FIXED ACCOUNT - The Fixed Account is the non-loaned portion of the Account Value that is part of the Company's general account. The Fixed Account provides guarantees of principal and interest and is not part of the Separate Account.

FUNDS - Variable Investors Series Trust and Federated Insurance Series, each of which is an open-end management investment company in which the Separate Account invests.

INDEBTEDNESS - All amounts owed to the Company by an Owner for loans on the Policy plus interest due or accrued on the loans.

INSURED - The person on whose life the Policy is issued.

LOAN ACCOUNT - An account which is established in the Company's general account for any amounts requested for loans plus interest due or accrued on the loans.

MATURITY DATE - The Policy Anniversary on or following the Insured's 95th birthday.

MONTHLY DEDUCTION - The amount deducted from Account Value on the first Business Day of each Policy Month to cover charges and expenses incurred in connection with the Policy and any additional benefit riders.

NET AMOUNT AT RISK - The amount of insurance coverage determined under this Policy for each Policy Month.

NET INVESTMENT EXPERIENCE - For any period, the Net Investment Experience of a Sub-Account of the Separate Account is the investment experience of the underlying Portfolio for the same period, reduced by the amount of charges against the Sub-Account for that period.

NET PREMIUM - The amounts paid for a Policy, less the applicable Premium Load.

OWNER - The person entitled to all the ownership rights under a Policy. The initial owner is stated on the application for a Policy, and may be later changed as the Policy provides.

POLICY ANNIVERSARY - An anniversary of the Policy Date.

POLICY DATE - The date the provisions of the Policy take effect, as shown on the Owner's Policy data page. Policy Months and Policy Years are measured from this date.

POLICY OPTION - The Fixed Account or any of the Sub-Accounts of the Separate Account which can be selected by the Owner of a Policy.

POLICY QUARTER - One quarter of a Policy Year. The first Policy Quarter begins on the Policy Date and ends on the last Business Day of the third Policy Month.

POLICY YEAR - Each 12-month period beginning on the Policy Date.

PORTFOLIO - A Fund's separate and distinct class of shares that is available as an underlying investment under a Policy.

PREMIUM RATE CLASS - An insurance underwriting risk category that is used to determine certain benefits and charges under a Policy. For example, Monthly Minimum Premiums, cost of insurance charges, and Premium Value Bonuses will vary by the premium rate class assigned an Insured. On the date of this prospectus, the Company uses Preferred, Smoker and Non-Smoker premium rate classes which will differ based on the sex of the Insured. These classes are further sub-divided into "standard" and "substandard" categories. Charges are generally higher for substandard categories.

SEPARATE ACCOUNT - A separate investment account of the Company, designated as Separate Account VL.

SUB-ACCOUNT - A segment of the Separate Account which invests in a specified Portfolio of the Funds.

VALUATION PERIOD - The period of time between the close of one Business Day and the close of business for the next succeeding Business Day.

VARIABLE SERVICE CENTER - The Company's administrative service center for the Policies is located at 1206 Mulberry Street, Des Moines, IA 50309. The mailing address is P.O. Box 1317, Des Moines, IA 50305-1317.

                                   HIGHLIGHTS

The following is a brief listing of the basic features of the Policy. These and other features of the Policy are explained in detail throughout the prospectus. The Owner should be sure to read the prospectus and the prospectuses of the Funds for more complete information.

This prospectus describes a Policy issued by the Company that provides flexible premium life insurance. Death Benefits and Account Value under these Policies are "variable" and will reflect the Net Investment Experience of the Policy Option(s) and Portfolios chosen by the Owner. The Fixed Account, which is part of the Company's general account, provides guarantees of principal and interest. For a description of the Fixed Account, see "Fixed Account Option" which appears later in this prospectus.

Generally, a Policy may be issued on a proposed Insured up to Age 80 for a minimum Face Amount of $25,000, or on a proposed Insured between Ages 81 - 85 for a Face Amount between $100,000 and $500,000. (See "Application and Issuance of a Policy. ") An applicant must select a Face Amount and a Death Benefit Option on the life of the proposed Insured. All persons proposed for insurance must meet the Company's underwriting and other criteria for issuance. The Policy is not available to employee benefit plans qualified under Section 401 of the Code, except with the Company's consent.

In many respects the Policy is similar to traditional fixed-benefit whole life insurance. Like fixed-benefit whole life insurance, the Policy provides for a Death Benefit, an Account Value, and loan privileges. However, the Policy differs from fixed-benefit whole life insurance in that the Death Benefit and Account Value may increase or decrease to reflect the investment performance of the Policy Options to which the Account Value is allocated. The portion of the Account Value invested in the Sub-Accounts is not guaranteed and an Owner bears the investment risk on this portion of the Account Value. (See "Determination of Account Value." )

The Policy generally requires payment of an initial premium on or before the Policy Date equal to at least 2 Monthly Minimum Premiums. Additional amounts may be paid thereafter, subject to certain restrictions, as long as the Policy meets the definition of a life insurance contract under the Code. Payment of the Monthly Minimum Premium amounts specified in the Policy guarantees that the Policy will remain in force for a guarantee period ranging from 2 to 12 years, depending on the Insured's issue age. Planned and unplanned additional premiums may be paid, subject to certain limitations. A Premium Load, as discussed below, may be deducted from each premium payment before allocation of the Net Premium to the Sub-Accounts and/or Fixed Account selected by the Owner.

Payment of large amounts of premium relative to the Death Benefit during the first seven Policy Years may cause a Policy to be classified as a "modified endowment contract" under section 7702A of the Code. Under current federal income tax law, pre-death distributions under modified endowment contracts, including loans, assignments, partial withdrawals and surrenders, will be included in income on an income first basis, and a 10% penalty tax will be imposed on income distributed before the Owner attains Age 59-1/2. (See "Federal Tax Status.")

Owners have the right to return the Policy according to the terms of its "free-look" right. The Company reserves the right to delay the initial investment of the premium payment in the selected Policy Options in certain instances, but it does not currently do so. (See "Delayed Investment Start Date.")

The Account Value may be transferred among the Sub-Accounts. (See "Transfers Among Policy Options.") Within 24 months after the Policy Date, the Owner has a right to transfer all of the Account Value in the Sub-Accounts to the Fixed Account. (See "Right to Exchange for a Fixed Benefit Policy.") Under certain circumstances, a transaction fee may be assessed when an Owner transfers Account Values from one Sub-Account to another Sub-Account or to or from the Fixed Account. (See "Transaction Charges.") Other restrictions apply to transfers and allocations involving the Fixed Account. (See "Fixed Account Option" and "Transfers Among Policy Options.")

The Account Value of the Policy will vary daily based on, among other things, the Net Investment Experience of the Sub-Accounts to which amounts have been allocated and the amount of interest credited to any of the Account Value in the Fixed Account. (See "Determination of Account Value" and "Fixed Account Option.")

A loan privilege is available under the Policy after the "free look" period. The Policy may be surrendered at any time, subject to a Surrender Charge, and a withdrawal may be made of a Policy's Cash Surrender Value after the first Policy Year. (See "Policy Loans" and "Surrender and Withdrawals.") Under certain circumstances, a transaction charge may be assessed for loans and withdrawals (See "Transaction Charges.")

Subject to state approval, a Policy continuously in force for 8 Policy Years will be eligible for monthly Premium Value and Cash Value Bonuses. Premium Value Bonuses are scheduled to be paid monthly starting in the 9th Policy Year, based on the amount of premiums paid and not deemed withdrawn or borrowed. The amount of a Premium Value Bonus credited each month is based on the Insured's premium rate class, and the Monthly Minimum Premium and Premium Value percentage rate(s) then in effect. On the date of this prospectus, the Premium Value percentage ranges from an annual rate of 11% of the Policy's Monthly Minimum Premium for Preferred premium rate classes, to an annual rate of 5% for Non-Smoker and Smoker premium rate classes.

The Cash Value Bonus is also scheduled to be paid monthly starting in the 9th Policy Year, based on a Policy's then current Cash Accumulation Value and the Company-determined percentage rate then in effect. On the date of this prospectus, the Cash Bonus annual rate ranges from 0.15% for a Policy with Cash Accumulation Value of $100,000 or more at the start of the applicable Policy Year, to 0.10% for Cash Accumulation Value over $25,000 but under $100,000, to 0% for Cash Accumulation Value of $25,000 or less.

The Company may change the Premium Value Bonus and Cash Value percentage rates at any time, but guarantees that the Premium Value annual rate will not be less than 6% for Preferred premium rate classes and 3% for Non-Smoker and Smoker premium rate classes. Because there is no minimum guaranteed Cash Value percentage rate, the Company could terminate Cash Value Bonuses at any time. The Premium Value and Cash Value bonuses will not be paid if the purchaser's state does not permit them. Prospective purchasers should check with their sales representatives or call the Company's Variable Service Center to confirm the availability of the bonuses. (See "Policy Benefits and Values - Premium Value Bonuses and Cash Value Bonuses.")

Upon the death of the Insured, the Company will pay the Death Benefit Proceeds to the Beneficiary. (See "Death Benefit.") Death Benefit Proceeds paid to the Beneficiary under the Policy are generally not subject to federal income tax. Under current law, undistributed increases in Account Value are not taxable to the Owner. (See "Federal Tax Status.") The Company may make any change in a Policy or take any other action in order to comply with applicable state and federal law, including all tax law requirements for treatment as life insurance. Payments may be made in a lump sum or in the form of an annuity payout. (See "Payout Options.")

The Policy is subject to the following charges and deductions:

Premium Load - guaranteed not to exceed 2.5% of each Premium Payment. On the date of this Prospectus, the Company does not impose this charge. (See "Premium Load.")

Monthly Deductions - composed of the following:

o administrative charge - currently $8.50 each Policy Month (guaranteed maximum of $11.00 per month);

o policy benefit charge - at an annualized rate of 0.27% of Cash Accumulation Value,

o a cost of insurance charge - based on the Insured's attained age, sex, premium rate class, duration and amount of coverage; and

o    any charges for optional additional benefit riders. (See "Monthly
     Deductions.")

Daily Deductions - on the date of this Prospectus, the charge is equal to an annual rate of 0.50% (guaranteed maximum of 0.90%) of the daily net assets in each Sub-Account. (See "Daily Deductions.")

Transaction Fees - for certain transfers of Account Value between and among Policy Options, loans, withdrawals of Cash Surrender Value and upon surrender of a Policy:

o Transfers, loans and withdrawals - on the date of this Prospectus, the Company does not impose a transaction fee, but reserves the right to impose a transaction fee of $25 for: (a) each transfer in excess of twelve (12) transfers per Policy Year; (b) any loan; and (c) any withdrawal of Cash Surrender Value. (See "Transaction Charges.")

o Additional transaction charge - may be imposed for surrenders made for the benefit of a third party asignee of the Policy pursuant to section 1035 of the Code. (See "Surrender Charge.")

o Surrender Charge - may be assessed during the first 12 Policy Years. The Surrender Charge varies by stated percentages for each Policy Year during this period. The maximum Surrender Charge is 125% of 12 Monthly Minimum Premiums up to a limit, for standard premium rate classes, of $60 per $1,000 of Face Amount. A new set of Surrender Charges is established for the 12 year period following an increase in Face Amount.

Fund Expenses- underlying shares of the Portfolios of Variable Investors Series Trust ("VIST") and Federated Insurance Series ("FIS") are purchased at net asset value, which reflects investment management fees, other operating expenses and any expense reimbursement paid by an investment adviser to the applicable Portfolio. The total annual expenses of the Portfolios as a percentage of average net assets for the year ended December 31, 1996 were:


                                                       Other Operating
                                       Management      Expenses (After       Total Annual
                 Portfolio                 Fees         Reimbursement)         Expenses
                 ---------                 ----         --------------         --------
VIST Small Cap Growth                      .85%              .50%                1.35%


VIST World Equity                          .70%              .50%                1.20%
VIST Growth                                .70%              .47%                1.17%
VIST Matrix Equity                         .65%              .50%                1.15%
VIST Growth & Income                       .75%              .50%                1.25%
VIST Multiple Strategies                   .70%              .50%                1.20%
VIST High Income Bond                      .70%              .50%                1.20%
VIST U.S. Government Bond                  .60%              .25%                 .85%
Federated Prime Money Fund II              .55%              .25%                 .80%

First Variable Advisory Services Corp., the investment adviser to VIST, has agreed through April 1, 1997 to reimburse VIST for operating expenses (exclusive of management fees) in excess of .50% of a VIST Portfolio's average net assets (.25% in the case of the VIST U.S. Government Bond Portfolio). Had this investment adviser not reimbursed expenses of the VIST Portfolios, for the year ended December 31, 1996, the VIST annual expenses, as a percentage of the Portfolio's average assets, were 2.38% for the Small Cap Growth Portfolio; 1.50% for the VIST World Equity Portfolio; 1.17% for the VIST Growth Portfolio; 1.48% for the VIST Matrix Equity Portfolio; 2.63% for the Growth & Income Portfolio; 1.32% for the VIST Multiple Strategies Portfolio; 1.99% for the VIST High Income Bond Portfolio; and 1.66% for the VIST U.S. Government Bond Portfolio. Federated Advisors, the investment adviser for FIS has voluntarily agreed to waive any portion of its fee and/or reimburse certain operating expenses of FIS in excess of .80% of the FIS Prime Money Fund II Portfolio's average net assets, but can modify or terminate this voluntary agreement at any time at its sole discretion. Had this investment adviser not waived expenses and/or reimbursed expenses of the FIS Prime Money Fund II Portfolio for the year ended December 31, 1996, the annual expenses, as a percentage of the Portfolio's average assets, were 1.37%.

The management fees and other expenses are more fully described in the prospectuses for each of the underlying Funds.

                                   THE COMPANY

First Variable Life Insurance Company ("the Company") is a stock life insurance company which was organized under the laws of the State of Arkansas in 1968. The Company is principally engaged in the annuity business. The Company is licensed in 49 states, the District of Columbia and the U.S. Virgin Islands. The Company is a wholly-owned subsidiary of Irish Life of North America, Inc. ("ILoNA") which, in turn, is beneficially owned by Irish Life plc ("Irish Life"). ILoNA also owns Interstate Assurance Company of Des Moines, Iowa and Guarantee Reserve Life Insurance Company of Calumet City, Illinois. Irish Life was formed in 1939 through a consolidation of a number of Irish and British Life offices transacting business in Ireland. In terms of assets, Irish Life controls over 50% of the Irish domestic life insurance market. As Ireland's leading institutional investor, it owns in excess of 10% of the leading Irish publicly traded stocks. Irish Life, through its international subsidiaries, conducts business in Ireland, the United Kingdom, the United States, and France. As of the end of 1996, the Irish Life consolidated group had in excess of $11 billion in assets. ILoNA is a Delaware corporation, incorporated as Carrig International, Inc. in 1986.

The Company has an A- (Excellent) rating from A.M. Best, an independent firm that analyzes insurance carriers. This rating is assigned to companies that have a strong ability to meet obligations to policy holders over a long period of time. The Company also has an AA- rating from Standard and Poor's and an AA rating from Duff & Phelps Credit Rating Co. on claims paying ability. The financial strength of the Company may be relevant with respect of the Company's ability to satisfy its obligations under the Policies.

                              THE SEPARATE ACCOUNT

The Board of Directors of the Company adopted a resolution to establish a segregated asset account pursuant to Arkansas insurance law on March 6, 1987. This account has been designated Separate Account VL (the "Separate Account"). The Company has registered the Separate Account with the Securities and Exchange Commission ("SEC") as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940. Such registration does not involve supervision by the SEC of the management of the Separate Account or the Company.

The assets of the Separate Account are the property of the Company. However, the assets of the Separate Account, equal to the reserves and other Policy liabilities with respect to the Separate Account, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains and losses, whether or not realized, are, in accordance with the Policies, credited to or charged against the Separate Account without regard to other income, gains or losses of the Company. The Company's obligations arising under the Policies are general obligations.

The Separate Account meets the definition of a "separate account" under the federal securities laws.

The Separate Account is divided into Sub-Accounts, with the assets of each Sub-Account invested in one Portfolio of a selected Fund. Owners bear the complete investment risk for premium payments and Account Value allocated or transferred to a Sub-Account. Account Values fluctuate in accordance with the investment performance of the Sub-Account(s) and reflect the imposition of the charges and deductions assessed under a Policy.

FINANCIAL AND PERFORMANCE INFORMATION


The information presented in Appendix A to this prospectus reflects the performance of the underlying investments of the Portfolios through December 31, 1997.


                                 POLICY OPTIONS

Owners of a Policy may allocate premium payments and Account Value to one or more Sub-Accounts of the Separate Account and to the Fixed Account. Each Sub-Account invests exclusively in a Portfolio of a selected Fund. A brief summary of the Funds and the investment objectives of the currently available Portfolios is set forth below. More comprehensive information, including a discussion of potential risks, is found in the current prospectuses for the Funds, which are included with this prospectus. The prospectuses for the Funds may describe other portfolios that are not available under a Policy. THERE IS NO ASSURANCE THAT THE AVAILABLE PORTFOLIOS WILL ACHIEVE THEIR STATED OBJECTIVES. Investors should read this prospectus and the prospectuses for the Funds carefully before investing.

VARIABLE INVESTORS SERIES TRUST

Variable Investors Series Trust ("VIST") is an open-end management investment company that was formed as a series trust to provide funding options for variable life insurance and variable annuity policies. Effective April 1, 1994, VIST retained First Variable Advisory Services Corp. ("FVAS") to manage its assets. FVAS is a wholly-owned subsidiary of the Company and retains the services of sub-advisers under agreements to manage the assets of the VIST Portfolios. The sub-advisers for the VIST Portfolios currently available under a Policy are: Pilgrim Baxter & Associates, Ltd. with respect to VIST Small Cap Growth Portfolio; Value Line, Inc. with respect to VIST Growth and VIST Multiple Strategies Portfolios; State Street Bank and Trust Company with respect to VIST Matrix Equity Portfolio; Warburg Pincus Asset Management, Inc. with respect to VIST Growth & Income Portfolio; Keystone Investment Management Company with respect to VIST World Equity Portfolio; Federated Investment Counseling with respect to VIST High Income Bond Portfolio; and Strong Capital Management, Inc. with respect to VIST U.S. Government Bond Portfolio.

Each Portfolio has a distinct investment objective and policy. The investment objectives of the Portfolios available under a Policy are:

VIST Small Cap Growth. The investment objective of this Portfolio is to seek capital appreciation. The Portfolio will invest, under normal conditions, at least 65% of its total assets in securities of companies with small capitalization (market capitalization or annual revenues under $1 billion at the time of purchase).

VIST World Equity. The investment objective of this Portfolio is to maximize long-term total return by investing primarily in common stocks, and securities convertible into common stocks, traded in securities markets located in countries around the world, including the United States. See "Foreign Investments" under "Policies and Techniques Applicable to all Portfolios" in the VIST prospectus for a discussion of the risks involved in investing in foreign securities.

VIST Growth. The investment objective of this Portfolio is capital growth, which it seeks to achieve through a policy of investing primarily in a diversified portfolio of common stocks and securities convertible into or exchangeable for common stock. The secondary objective is current income, when consistent with its primary objective.

VIST Matrix Equity. The investment objective of this Portfolio is capital appreciation and current income. The Portfolio will seek to achieve its investment objective by investing in a diversified portfolio that is selected by the Sub-Adviser on the basis of its proprietary analytical model. Sector weights are normally maintained at a similar level to that of the S&P 500 Index. The Portfolio will invest at least 65% of its total assets in equity securities.

VIST Growth & Income. The investment objectives of this Portfolio are to provide current income and growth of capital. The Portfolio seeks to achieve its objectives by investing in equity securities, fixed income securities and money market instruments. The portion of the Portfolio invested at any given time in each of these asset classes will vary depending on market conditions, and there may be extended periods when the Portfolio is primarily invested in one of them. In addition, the amount of income derived from the Portfolio will fluctuate depending on the composition of the Portfolio's holdings and will tend to be lower when a higher portion of the Portfolio is invested in equity securities. The Portfolio may also purchase without limitation dollar-denominated American Depository Receipts ("ADRs"). ADRs are issued by domestic banks and evidence ownership of underlying foreign securities.

VIST Multiple Strategies. The investment objective of this Portfolio is to seek as high a level of total return over an extended period of time as is considered consistent with prudent investment risk by investing in equity securities, bonds, and money market instruments in varying proportions.

VIST High Income Bond. The investment objective of this Portfolio is to obtain as high a level of current income as is believed to be consistent with prudent investment management. As a secondary objective, the Portfolio seeks capital appreciation when consistent with its primary objective. The Portfolio seeks to achieve its investment objectives by investing primarily in fixed income securities rated lower than A. Many of the high yield securities in which the Portfolio may invest are commonly referred to as "junk bonds." For special risks involved with investing in such securities (including among others, risk of default and illiquidity) see "Investment Objectives and Policies of the Portfolios -- High Income Bond Portfolio" in the VIST prospectus.

VIST U.S. Government Bond. The investment objective of this Portfolio is primarily in securities issued or guaranteed as to principal and interest by the U.S. Government or by its agencies, authorities, or instrumentalities.

FEDERATED INSURANCE SERIES

Federated Insurance Series ("FIS") is an open-end investment management company that was formed as a series trust to provide funding options for variable life insurance and variable annuity policies. Pursuant to an investment advisory policy, investment decisions for FIS are made by Federated Advisers, an affiliate of Federated Investment Counseling. Federated Securities Corp. is the principal distributor for shares of FIS Prime Money Fund Portfolio.

FIS Prime Money Fund II. The investment objective of the Portfolio is to provide current income consistent with stability of principal and liquidity. The Portfolio pursues its investment objective by investing exclusively in money market instruments maturing in 397 days or less. An investment in the FIS Prime Money Fund II Portfolio is neither insured nor guaranteed by the U.S. Government.

FIXED ACCOUNT OPTION

This prospectus is generally intended to describe the Policy and Separate Account. Because of certain exemptive and exclusionary provisions, interests in the Fixed Account are not registered under the Securities Act of 1933 and the Fixed Account is not registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the Fixed Account nor any interests therein are generally subject to the provisions of these Acts, and the Company has been advised that the staff of the SEC has not reviewed the disclosures in the prospectus relating to the Fixed Account.

The Company guarantees that it will credit interest to Account Values in the Fixed Account at a minimum rate of 4% per year. Additional amounts of "current" interest may be credited by the Company in its sole discretion. New premium payments and transfers from the Separate Account or Loan Account to the Fixed Account may each receive different current interest rate(s) than the current interest rate(s) credited to Account Value existing in the Fixed Account. The Company determines current interest rates in advance, and credits interest daily to Fixed Account value.

TRANSFERS AMONG POLICY OPTIONS

General Requirements. An Owner may transfer Account Value among Policy Options by written request or telephone authorization. The minimum amount which may be transferred is the lesser of (a) $100; or (b) the Owner's entire interest in the applicable Sub-Account or Fixed Account. A written request to transfer Account Value, or to reallocate future premium payments should be sent or telecopied to the Variable Service Center. To request a transfer or reallocation by telephone, the Owner should contact his or her sales representative or contact the Variable Service Center at 1-800-845-0689. Requests for transfers or reallocations by telephone will be automatically permitted. The Company will use reasonable procedures such as requiring certain identifying information from the caller, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone are genuine. Any telephone instructions reasonably believed by the Company to be genuine will be the Owner's responsibility, including losses arising from any errors in the communication of instructions. As a result of this, the Owner will bear the risk of loss. If the Company does not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, the Company may be liable for any losses due to dishonored or fraudulent instructions. (See "Telephone Transactions.")

Any transfer instruction must clearly specify the amount which is to be transferred and the Policy Options which are to be affected. All Sub-Account transfer requests made at the same time will be treated as a single request. The transfer will be effective as of the end of the Valuation Period in which the Company receives the transfer request at its Variable Service Center.

Unless otherwise permitted by the Company, Account Value to be transferred from the Fixed Account to other Policy Options in any Policy Year may not exceed:

o for transfers during the first Policy Year, 50% of the Fixed Account Value on the Policy Date; and

o for transfers after the first Policy Year, the greater of 50% of the Fixed Account Value on the immediately preceding Policy Anniversary or 100% of the Fixed Account Value transferred to other Policy Options during the immediately preceding Policy Year.

A transaction fee may be imposed if the Owner makes more than 12 "free" transfers in a Policy Year. The Company may from time to time increase the permitted number of free transfers. (See "Charges and Deductions.")

The Company reserves the right at any time and without prior notice to any party to modify, suspend or terminate the transfer privileges including, but not limited to, the description in "Suspension of Payments and Transfers."

Systematic Transfers - Dollar Cost Averaging. The Company permits systematic transfers, such as dollar cost averaging, that an Owner may elect by written request to the Company at its Variable Service Center. Through systematic transfers, designated amounts are transferred each month (or other permitted period) from a selected Policy Option to other pre-selected Policy Options. The dollar cost averaging program permits transfers from the Prime Money Fund II Sub-Account or the Fixed Account to other Sub-Account(s) on a regularly scheduled basis. Through use of systematic transfers, instead of transfers of the total Account Value at one particular time, an Owner may be less susceptible to the impact of market fluctuations. Systematic transfers prevent investing too much when the price of shares is high and too little when the price of shares is low. However, since systematic transfers, such as dollar cost averaging, involve continuous investment regardless of fluctuating price levels, the purchaser should consider his ability to continue purchases through periods of low price levels. The minimum amount which may be transferred at any time is $100. Transfers from the Fixed Account are also subject to the restrictions described above in General Requirements, except that 100% of amounts in the Fixed Account may be systematically transferred within one year if transfers are made monthly. Systematic transfers under the dollar cost averaging program are not subject to the transaction fee on transfers, and are not taken into account for purposes of determining the number of "free" transfers within a year. The Company does not currently charge for enrolling in the dollar cost averaging program, but reserves the right to do so. (See "Special Service Fees.")

All systematic transfers are made on the same day of each month, quarter, 6 months or year (or the next Business Day if the same day of the selected period is not a Business Day.)

Asset Rebalancing Program. The Company administers an asset rebalancing program that an Owner may elect by written request to the Company at its Variable Service Center. The asset rebalancing program enables the Owner to indicate to the Company the percentage levels of Account Value he or she would like to maintain in particular Sub-Accounts. On the last Business Day of each pre-selected period, the Account Value will be automatically rebalanced to maintain the indicated percentages by transfers among the Separate Account Policy Options. The Owner may select from among the following periods, or any other period acceptable to the Company: Policy Quarter, every second Policy Quarter, or every Policy Anniversary. All Account Value allocated to the Separate Account Policy Options must be included in the asset rebalancing program. Other investment programs, such as systematic transfers and systematic withdrawals, or other transfers or withdrawals may not work in concert with the asset rebalancing program. Therefore, Owners should monitor their use of these programs and other transfers or withdrawals while the asset rebalancing program is being used. Asset rebalancing involving transfers from the Fixed Account are subject to the restrictions described above in General Requirements. Unlike a systematic transfer program, all transfers under the asset rebalancing program will be taken into account for purposes of determining "free" transfers and transaction fees. (See "Transaction Charges.") The Company does not currently charge for enrolling in the asset rebalancing program, but reserves the right to do so. (See "Special Service Fees.")

Restrictions on Transfers. Programmed or other frequent requests to transfer among Policy Options by, or on behalf of, an Owner may have a detrimental effect on the Fund share values held in the Separate Account. The Company may therefore limit the number of permitted transfers in any Policy Year, or refuse to honor any transfer request for an Owner or a group of Owners if it is informed that the purchase or redemption of shares of one or more of the Portfolios is to be restricted because of excessive trading, or if a specific transfer or group of transfers is deemed to have a detrimental effect on AUV or Portfolio share prices.

The Company may also at any time suspend or cancel its acceptance of third party authorizations on behalf of an Owner; or restrict the Policy Options that will be available for such transfers. Notice will be provided to the third party in advance of the restrictions. The restrictions will not be imposed, however, if the Company is given satisfactory evidence that: (a) the third party has been appointed by the Owner to act on the Owner's behalf for all financial affairs; or (b) the third party has been appointed by a court of competent jurisdiction to act on the Owner's behalf.

Automatic Transfers of Small Accounts. The Company reserves the right, subject to any applicable law, to transfer Account Value from any Policy Option if less than $100, to the Policy Option with the highest Account Value.

CHANGES IN POLICY OPTIONS

New Sub-Accounts may be established and additional portfolios or mutual funds may be made available by the Company when, in its sole discretion, it determines that conditions so warrant. Any new Sub-Accounts may be made available to existing Owners on a basis to be determined by the Company. Each additional Sub-Account will invest in another portfolio of a Fund, or in another mutual fund or in other investments.

The Company does not guarantee that continued purchase of Portfolio shares will remain appropriate in view of the purposes of the Separate Account. If shares of a Portfolio are no longer available for investment by the Separate Account or if, in the judgment of the Company, further investment in the shares should become inappropriate in view of the purpose of the Policies, the Company may substitute shares of another portfolio, or mutual fund for shares already purchased or to be purchased in the future. The Company also may, in its discretion, remove Portfolios for transfers or new investments. No substitution of securities may take place without prior approval of the SEC, to the extent required, and under the requirements it may impose.

MIXED AND SHARED FUNDING

Shares of VIST and FIS Prime Money Fund II are sold to the Company for allocation to the Separate Account in connection with the Policies, and for allocation to other separate accounts funding variable annuity policies and other variable life insurance Policies issued, or to be issued, by the Company. Shares of VIST and FIS Prime Money Fund II may also be sold to other insurance companies, either affiliated or unaffiliated with the Company, for the same purpose. It is conceivable that, in the future, it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in one or more of the VIST Portfolios or FIS Prime Money Fund II simultaneously if the interests of variable life insurance and variable annuity policy owners differ. The boards of trustees of VIST and

FIS Prime Money Fund II and the participating insurance companies intend to monitor events to identify any material irreconcilable conflicts which may arise and to determine what action, if any, should be taken in response.

                             CHARGES AND DEDUCTIONS
PREMIUM LOAD

The Premium Load is a deduction that the Policy gives the Company the right to make from each premium payment. After deduction, the Net Premium is allocated to the Policy Options selected by an Owner. On the date of this Prospectus, no Premium Load is being deducted by the Company. The Company guarantees that any Premium Load deducted under any Policy will not exceed 2.5% of each premium paid.

MONTHLY DEDUCTIONS

Various Monthly Deductions are made from the Account Value and the Separate Account. On the first day of each Policy Month, the Company will deduct an amount to cover charges and deductions incurred in connection with the Policy. The Monthly Deduction will be deducted by subtracting values from the Fixed Account and/or canceling Accumulation Units from each applicable Sub-Account. The deductions will be in the ratio that the value of each Policy Option bears to the Cash Accumulation Value, or by any other method selected by the Owner and acceptable to the Company. The amount of the monthly deduction will vary from month to month. The Policy may lapse if the Cash Surrender Value is not sufficient to cover the monthly deduction which is due. (See "Lapse and Reinstatement.")

The Monthly Deductions are comprised of the following charges:

Administrative Charge. A monthly administrative charge is deducted each Policy Month. The charge is currently $8.50 per Policy Month, and is guaranteed by the Company not to exceed $11.00 per Policy Month.

Cost of Insurance. The Company will make a monthly deduction for the cost of providing life insurance coverage for the Insured. The Cost of Insurance Charge for any Policy Month is determined by: (a) subtracting the Account Value from the Death Benefit; (b) dividing the net amount by 1.003273739; and (c) multiplying the results by the current cost of insurance rate divided by 1,000. The cost of insurance rate is based on the insured's Age, Policy Year, sex and premium rate class. This charge is guaranteed not to exceed the maximum cost of insurance charge determined on the basis of the mortality table guaranteed in the Policy, calculated, for standard issues, using the 1980 Commissioner's Standard Ordinary Mortality tables, Age Last Birthday ("1980 CSO"). The maximum cost of insurance charge for substandard issues are based on multiples or additives to the guaranteed standard rates established by the 1980 CSO. These mortality tables are sex distinct and separate mortality tables may be used for different premium rate classes.

The Company currently is charging cost of insurance rates that are lower, although it can at any time raise them to not more than the above-described guaranteed maximums.

In general, the cost of insurance rates increase with the Insured's age. Therefore, the longer a Policy is owned, the higher the cost of insurance rate will be. Also, the cost of insurance rates will generally be lower if the Insured is a female than if a male. Similarly, current cost of insurance rates are lower for non-smokers than smokers, and lower for persons that have other highly favorable health characteristics, as compared to those that do not. On the other hand, insured persons who present particular health, occupational or avocational risks may be charged higher cost of insurance rates and other additional charges based on the Face Amount of their Policies.


The monthly cost of insurance rates for an increase in Face Amount will be based on the Age and premium rate class of the insured at the time of the increase.

Optional Additional Benefit Rider Charges. The Company will make a monthly deduction for the cost of various optional additional benefit riders that an Owner may elect to add to the Policy. The cost for these riders varies:

o The Acceleration of Death Benefit Rider and Extension of Maturity Date Rider are included with a Policy at no additional cost in each jurisdiction where the riders are available.

o Accidental Death Benefit Rider. An additional charge specified in the Policy is included in the monthly deduction.

o Additional Term Insurance on the Insured. The monthly charge for the term life insurance riders will not exceed the maximum rates shown in the Policy. Term life insurance provided under this rider may be less costly initially under nonguaranteed "current" insurance charges in effect on the date of this prospectus than an equivalent amount of insurance coverage under the base Policy. However, for Owners who intend to qualify for Premium Value and Cash Value Bonuses, and meet the Monthly Minimum Premium requirements for the Death Benefit Guarantee, coverage under the base Policy will probably be less costly over time.

o Children's Term Insurance Rider. The monthly charge for the rider is shown in the Policy.

o Cost of Living Rider. There is no charge for the rider, but any additional amounts of insurance purchased under the rider will increase the Face Amount of the base Policy, and be subject to monthly cost of insurance charges.

o Disability Waiver Benefit Rider. The monthly charges for the disability waiver benefit riders are stated in the Policy.

o Other Insured Persons Rider. The monthly charge for the term life insurance riders will not exceed the maximum rates shown in the Policy.


See "Optional Additional Benefit Riders" for a more detailed explanation of rider benefits and limitations.


Other Charges. The Company will make an additional monthly charge for the benefits it expects to provide under the Policies. This charge is computed as a percentage of the Policy's Cash Accumulation Value on the monthly deduction day. The charge is made at a rate that is equal, on an annual basis, to 0.27%.





DAILY DEDUCTIONS

Each Business Day, the Company will deduct a mortality and expense risk charge which is equal to a percentage of the net assets in each Sub-Account of the Separate Account for this class of Policy. The mortality and expense risk charge is currently equal to 0.50% (which the Company guarantees will not be increased to more than 0.90%), on an annual basis, of the daily net assets in each Sub-Account.

TRANSACTION CHARGES

On the date of this Prospectus, the Company does not impose a transaction charge on transfers, withdrawals or loans. The Company reserves the right, however, to assess a $25 transaction charge for:

o each transfer of Account Value in excess of the number of permitted "free" transfers (See "Transfers Among Policy Options");

o    a withdrawal of Cash Surrender Value (See "Surrender and Withdrawals"); and

o    any loan using the Policy as security (See "Policy Loans").

Transaction charges will be deducted pro-rata from Account Value in each Policy Option prior to the transaction, or by any other method selected by the Owner and approved by the Company in advance of the transaction. If the entire interest in a Sub-Account or the Fixed Account is being transferred, the pro-rata portion of any applicable transaction fee will be deducted from the amount which is transferred. Transfers under a systematic transfer program, such as the dollar cost averaging program providing for the automatic transfer of funds from the Prime Money Fund II Sub-Account or Fixed Account, are not taken into account in determining any transfer fee. (See "Systematic Transfers - Dollar Cost Averaging.")

Additional transaction charges, guaranteed not to exceed $250, may be imposed for surrenders made for the benefit of a third party assignee of the Policy pursuant to section 1035 of the Internal Revenue Code.

SURRENDER CHARGE

A surrender charge may be assessed if a Policy is surrendered during the first 12 Policy Years. (See "Surrender and Withdrawals.") A new set of surrender charges will be established for the 12 year period following a permitted increase in Face Amount. The additional surrender charge will be computed as if the Face Amount increase were being issued in the form of a new Policy, based on the insured person's age and other risk characteristics at the time of the increase. (See "Death Benefit - Change in Death Benefit Options and Face Amount.")

Surrender Charge Percentage. For each Policy Year, the maximum surrender charge applicable to the initial Face Amount is multiplied by the surrender charge percentage shown below. The result is then applied if a full surrender is made at any time during that Policy Year:

        =============================  ==============================
                       Surrender                       Surrender
        Policy Year    Charge %          Policy Year    Charge %
        -----------------------------  ------------------------------
             1            50%                 8           50%
        -----------------------------  ------------------------------
             2           100%                 9           40%
        -----------------------------  ------------------------------
             3           100%                10           30%
        -----------------------------  ------------------------------
             4           100%                11           20%
        -----------------------------  ------------------------------
             5           100%                12           10%
        -----------------------------  ------------------------------
             6            80%                13+           0%
        -----------------------------  ==============================
             7            60%
        =============================

Maximum Surrender Charge. The maximum surrender charge is 125% of one year's Monthly Minimum Premium, but not more than $60.00 per $1,000 of Face Amount for standard premium rate classes. This per $1,000 limit will not apply if an Insured is in a substandard premium rate class. (See "Premiums - Monthly Minimum Premium.") The dollar amount of the maximum surrender charge on the Policy Date is stated in the Policy. No surrender charge is imposed upon a partial decrease in Face Amount, but the full surrender charge will remain in effect for a subsequent surrender.

FUND EXPENSES

Underlying shares of the Portfolios of Variable Investors Series Trust ("VIST") and Federated Insurance Series ("FIS") are purchased at net asset value, which reflects investment management fees, other operating expenses and any expense reimbursement paid by an investment adviser to the applicable Portfolio. (See "Highlights.")

OTHER CHARGES AND DEDUCTIONS

Income Taxes. While the Company is not currently reducing Account Value for federal income taxes of the Separate Account, it reserves the right to do so if it determines, in its sole discretion, that it will incur a tax as a result of the operation of the Separate Account. The Company will make deductions for any income taxes incurred by it as a result of the operation of the Separate Account whether or not there was a Company reserve for taxes and whether or not it was sufficient.

Special Service Fees. The Company may charge Owners for special services, such as additional reports, dollar cost averaging, and asset rebalancing. As of the date of this prospectus, it does not charge for these special services.

Elimination, Reduction or Refund of Charges and Deductions; Increases in Bonuses. The charges and deductions on a Policy may be eliminated, reduced or refunded, in whole or in part, when sales of Policies are made to individuals or to group and sponsored arrangements in a manner that results in expected savings of sales, administration or other expenses, or in a reduction in the level of risks the Company expects to assume under the Policies. (Such groups are described under "Group and Sponsored Arrangements" below.) Any such adjustment to charges and deductions will be determined by the Company after examination of relevant factors such as:

o the size and type of group to which sales are to be made, because expenses for a larger group are generally less than for a smaller group since large numbers of Policies may be implemented and administered;

o the total amount of premium payments to be received, because certain expenses are likely to be less on larger premium payments than on smaller ones;

o any prior or existing relationship with the Company, because of the likelihood of implementing the Policy with fewer contacts;

o other circumstances, of which the Company is not presently aware, which could result in reduced expenses; and

o after a Contract is issued, in the event anticipated expenses for later Policy Years are anticipated to be less than initially projected.

Charges and deductions may also be eliminated, reduced or refunded when a Policy is issued to an officer, director, employee or agent of the Company or any of its affiliates. No adjustment in charges and deductions is guaranteed by the Company, and any adjustment may vary by group. Based on the same considerations as discussed above, the Company may also credit higher Policy bonuses to members of selected groups then would otherwise be payable. (See "Premium Value and Cash Value Bonuses.")

All adjustments will be made under the Company's uniform administrative rules then in effect, and in no event will adjustments to charges, deductions or Policy bonuses be permitted if the adjustment would be unfairly discriminatory to any person.

Group and Sponsored Arrangements. Group arrangements include those in which a trustee, employer, an association or similar entity purchases individual Policies covering a group of individuals on a group basis. An example of such an arrangement is a non-tax qualified deferred compensation plan. Sponsored arrangements include those in which an employer, an association or similar entity permits the Company to offer Policies to its employees or members on an individual basis.

The United States Supreme Court has held that certain insurance contracts providing values and benefits that vary with the sex of the insured may not be used to fund certain employee benefit programs. Therefore, the Company may offer Policies for use in connection with certain employee benefit programs where the Policy does not vary with the sex of the Insured. The Company recommends that any employer proposing to offer the Policies to employees under a group or sponsored arrangement consult its attorney before doing so.

PURPOSE OF POLICY CHARGES

The charges under the Policies are designed to cover, in the aggregate, the Company's direct and indirect costs of selling, administering and providing benefits under the Policies. They are also designed, in the aggregate, to compensate the Company for the risks it assumes pursuant to the Policies. These include mortality risks (such as the risk that insured persons will, on average, die before the Company expects, thereby increasing the amount of claims the Company must pay); investment risks (such as the risk that adverse investment performance will make it more costly to provide the Guaranteed Death Benefit under the Policies or reduce the amount of the Company's asset-based fee revenues below what the Company anticipates); sales risks (such as the risk that the number of Policies sold and the premiums received (net of withdrawals) are less than the Company expects thereby depriving the Company of expected economies of scale); regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of variable life insurance policies); and expense risks (such as the risk that the costs of administrative services that the Company must provide will exceed what the Company currently projects).

If, as expected, the charges that the Company collects from the Policies exceed its total costs in connection with the Policies, the Company will earn a profit. Otherwise it will incur a loss. The current and maximum rates of certain of the Company's charges have been set with reference to estimates of the amount of specific types of expenses or risks that the Company will incur. In some cases, this prospectus identifies such expenses or risks in the name of the charge: e.g., the administrative charge, cost of insurance charge, and mortality and expense risk charge. However, the fact that any charge bears the name of a particular expense or risk does not mean that the amount the Company collects from that charge will never be more than the amount of such expense or risk, or that the Company may not also be compensated for such expense or risk out of any other charges the Company is permitted to deduct by the terms of the Policies.

                                   THE POLICY

APPLICATION AND ISSUANCE OF A POLICY

An application must be submitted to the Company at its Variable Service Center by anyone wishing to purchase a Policy. The applicant selects:

o A Face Amount for a minimum of $25,000 on a proposed Insured up to Age 80, or a Face Amount between $100,000 and $500,000 on a proposed Insured between Ages 81 - 85, and a Death Benefit Option on the life of a proposed Insured (see "Death Benefit");

o    The amount of planned premium that is intended to be paid (see "Premiums");
     and

o The way that Net Premiums will be allocated to the Sub-Account(s) and/or the Fixed Account (see "Allocation of Premiums").

The Company generally will not issue Policies to insure persons older than Age
85. The Company will review an application under its underwriting rules, and may request additional information or reject an application. If the Company declines an application, it will refund any premium payment made. If a Policy is issued, Monthly Deductions will begin as of the Policy Date.

If a premium payment is made with the application, the Policy Date generally will be the date the Company approves the application. If the premium is paid upon delivery of the Policy, the Policy will have a Policy Date which is generally five days after issue.

Under limited circumstances, the Company may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed. Even though Monthly Deductions begin earlier, backdating may be desirable, for example so that the cost of insurance rate is lower, based on a lower Age of the Insured.

Free Look Right. An Owner has the right to review a Policy during an initial inspection period specified in the Policy and, if dissatisfied, to return it to the Company or to the agent through whom it was purchased. When the Policy is returned to the Company during the permitted period, it will be voided as if it had never been in force. The Company will ordinarily refund the Account Value, Premium Load, and any Monthly Deductions (which may be greater or less than the premium payments received) on a Policy returned during the permitted period, unless a different amount is required by state law. The "free look" period is typically 10 days, and may be greater depending on state requirements.

PREMIUMS

The Policy is designed for the flexible payment of premiums. The amount of premiums paid and the time between payments may vary, as long as the Account Value is greater than the next Monthly Deductions. The minimum amount required on the Policy Date, as shown in the Policy, will be at least equal to 2 times the Monthly Minimum Premium. The Owner may also elect to pay: planned premiums; Monthly Minimum Premiums; and/or additional premiums, subject to the limitations described below.

Planned Premiums. The Owner may elect, within limits specified by the Company, to pay premium on a pre-determined schedule. The Company will provide periodic reminder notices. Failure to make a payment will not necessarily result in lapse of a Policy, provided the Account Value is sufficient to cover the Monthly Deductions. Although planned premium payments will not necessarily assure that a Policy will remain in force (see "Lapse and Reinstatement"), the amounts paid will generally provide greater benefits than if a lower amount of premium is paid. Paying planned premiums can also help assure that coverage remains in force if they are greater than or equal to the Monthly Minimum Premium.

The Owner may arrange to pay planned premiums by pre-authorized automatic deductions from accounts maintained at other financial institutions, and may request to change the amount of planned premiums by submitting a written request to the Variable Service Center.

Monthly Minimum Premium. The Monthly Minimum Premium is shown in the Policy and varies by issue age, sex, Death Benefit amount (including optional additional benefit riders), and premium rate class of the Insured. It will be increased if the Face Amount is increased, or other benefits added, during the Death Benefit Guarantee Period.

A Policy is guaranteed to stay in force during the Death Benefit Guarantee period if, as of the first Business Day of each Policy Month, the cumulative amount of premiums paid, less the sum of any outstanding Policy loans (including accrued interest) and cumulative withdrawals, at least equals the Monthly Minimum Premium times the number of elapsed Policy Months. The length of the Death Benefit guarantee period ranges from 2 to 12 years, depending on the Insured's Age on the Policy Date (the "issue age"):

          Issue Age          Guaranteed Death Benefit Period
          ---------          -------------------------------
            0 - 53                   12 Policy Years
           54 - 59                      To Age 65
           60 - 70                   5 Policy Years
         71 and over        Later of Age 75 or 2 Policy Years




Additional Premiums. The Owner may pay additional premiums during the lifetime of the Insured at any time, subject to the premium limitations described below.

Grace Period. If sufficient Monthly Minimum Premiums are not paid during the Death Benefit Guarantee Period, the Policy will enter a grace period on the first Business Day of any Policy Month where the Cash Surrender Value is not sufficient to cover the current Monthly Deduction and accrued interest on any Policy Loans. After the Death Benefit Guarantee Period, the Policy will enter a grace period on the first Business Day of any Policy Month where the Cash Surrender Value is not sufficient to cover the current Monthly Deduction and accrued interest on Policy loans.

A grace period of 61 days from the applicable Business Day will be allowed for the payment of a minimum required premium. The Company will send a grace period notice to the Owner's last known address which will show the minimum required premium for the grace period. This is the amount necessary to cover the Monthly Deduction(s) due under the Policy plus an amount equal to three times the current Monthly Deduction. If the minimum required premium is not paid by the end of the grace period, the Policy will end without value. If the Insured dies during the grace period, the Company will pay the Death Benefit Proceeds.

PREMIUM LIMITATIONS

The Company will refuse any premium payment that may cause this Policy no longer to be treated as life insurance for tax purposes. The Company reserves the right to require satisfactory evidence of insurability before accepting any premium payment that would increase the then current Death Benefit under a Policy. The Company may require that any Indebtedness be repaid prior to accepting any premium payments.

Payment of premiums in excess of certain amounts may cause a Policy to be classified as a "modified endowment contract" for federal income tax purposes. (See "Federal Tax Status.")

ALLOCATION OF PREMIUMS

Net Premium payments are allocated to the appropriate Sub-Account(s) within the Separate Account that invest in the selected Portfolio(s), or to the Fixed Account, in accordance with an Owner's instructions. For each Sub-Account, Net Premium payments are converted to Accumulation Units. The number of Accumulation Units credited to a Policy is determined by dividing the amount allocated to the Sub-Account by the value of the applicable Accumulation Unit next determined after receipt of a premium payment. Calculations of Accumulation Unit Value for each Sub-Account are made as of the end of each Business Day. Net Premium payments allocated to the Fixed Account are credited in dollars.

Net Premium payments are generally allocated to the Sub-Accounts or the Fixed Account as of the later of the Policy Date or the date the premium is received.

Delayed Investment Start Date. Net Premium payments are allocated to the Sub-Accounts or to the Fixed Account as selected by the Owner. On the date of this prospectus, the Company does not delay investment start dates and will allocate Net Premium payments to the selected Policy Options upon issuance of a Policy. The Company reserves the right, however, to allocate Net Premium payments to the Prime Money Fund II Sub-Account for an investment delay period before they will be invested (together with any investment gain) in any other Policy Option(s) designated by the Owner. If the Company elects to delay such initial investments in the Policy Options, the delay would apply where a Policy is issued subject to a requirement that Net Premium payments be refunded upon the exercise of a "free look" right. Allocation to the Policy Option(s) designated by the Owner would be made at the end of the "free look" period. The investment delay period would be measured from the date a Policy is issued from the Variable Service Center and would include up to 5 extra days in addition to the applicable "free look" inspection period to provide time for mail or other delivery of the Policy to the Owner.

Should the Company elect to delay investment start dates, it will so advise prospective investors in a Policy.

TELEPHONE TRANSACTIONS

An Owner may initiate various transactions by telephone. The Variable Service Center (1-800-845-0689) is available for telephone transfers of Account Value, notification of change of address, change of premium allocations among Policy Options, partial withdrawal requests, policy loans and systematic withdrawals.

The Company's automated information line (1-800-59-FUNDS) is available for current information on Accumulation Unit Values, current Account Value, and for telephone transfers of Account Value.

If there are joint owners of a Policy, unless the Company is informed to the contrary, instructions will be accepted from either one of the joint owners. Requests for transfers or reallocations by telephone will be automatically permitted. The Company will use reasonable procedures such as requiring certain identifying information from the caller, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone are genuine. Any telephone instructions reasonably believed by the Company to be genuine will be the Owner's responsibility, including losses arising from any errors in the communication of instructions. As a result of this, the Owner will bear the risk of loss. If the Company does not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, the Company may be liable for any losses due to dishonored or fraudulent instructions.


                           POLICY BENEFITS AND VALUES

DEATH BENEFIT

As long as the Policy remains in force, a Death Benefit is payable upon the death of the Insured. Upon receipt of proof of death of the Insured and any applicable election for payment of the Death Benefit, the Company will pay the Death Benefit Proceeds to the Beneficiary. While the Insured is living, the Owner may elect for the Death Benefit Proceeds to be paid in a single sum or under a Payout Option. If no election is in effect at the death of the Insured, the Beneficiary may make the election during a 60 day period following the Company's receipt of proof of death. The amount of the Death Benefit is based on values as of the date of death. The Death Benefit amount is based on the Death Benefit Option in effect on the date of the Insured's death and any increases or decreases to the Face Amount.

Death Benefit Option A. Under this option, the Death Benefit is the greater of:
(a) the Face Amount or (b) the Account Value times the applicable percentage of Death Benefit factors from the table below.

Death Benefit Option B. Under this option, the Death Benefit is the greater of:
(a) the Face Amount plus the Account Value or (b) the Account Value times the applicable percentage of Death Benefit factors from the table below.

Applicable Percentage of Death Benefit Factors.

                   Percentage                    Percentage                    Percentage
       Attained    of Account         Attained   of Account         Attained   of Account
         Age         Value               Age       Value               Age        Value

          35           250               57          142               79          105
          36           250               58          138               80          105
          37           250               59          134               81          105
          38           250               60          130               82          105
          39           250               61          128               83          105
          40           250               62          126               84          105
          41           243               63          124               85          105
          42           236               64          122               86          105
          43           229               65          120               87          105
          44           222               66          119               88          105

          45           215               67          118               89          105
          46           209               68          117               90          105
          47           203               69          116               91          104
          48           197               70          115               92          103
          49           191               71          113               93          102
          50           185               72          111               94          101
          51           178               73          109               95          100
          52           171               74          107
          53           164               75          105
          54           157               76          105
          55           150               77          105
          56           146               78          105

Change in Death Benefit Options and Face Amount. The Owner may make written request to the Variable Service Center not more than once each Policy Year during the Insured's lifetime to change the Death Benefit Option. A change from Death Benefit Option B to Death Benefit Option A will cause the Face Amount to be increased by the amount of the Account Value. A change from Death Benefit Option A to Death Benefit Option B will cause the Face Amount to decrease by the amount of the Account Value.

The Owner may request to increase or decrease the Face Amount by making written request to the Variable Service Center during the Insured's lifetime. No decrease in the Face Amount may be requested, however, during the first Policy Year.

The Company may require evidence of insurability for a change that would increase the Face Amount. The Company may restrict any requested increases in Face Amount to minimums and maximums that vary with the Insured's Age and premium rate class. If the Face Amount is increased during any Death Benefit Guarantee period, the Monthly Minimum Premium will usually be increased. (See "Premiums.") The increase in Monthly Minimum Premium begins when the increase in Face Amount begins, and applies for the remainder of the applicable Death Benefit Guarantee Period. The increase in Monthly Minimum Premium is based on the Insured's attained age, sex, additional Face Amount and premium rate class. The surrender charge and applicable surrender charge period will also increase as a result of an increase in Face Amount, other than an increase due solely to a change in Death Benefit Option. (See "Surrender Charge.")

Any reduction will be in the following order:
     (a)  against the most recent increase in insurance;
     (b)  against the next most recent increases;
     (c)  against the initial Face Amount.

The Company may deny any request to reduce the Face Amount if:
     (a) the Death Benefit would be reduced below that required to qualify the Policy as life insurance; or
     (b) the Death Benefit would be reduced below a minimum Face Amount shown in the Policy.

A change in Death Benefit Option or Face Amount will take effect on the first Business Day of the Policy Month coinciding with or next following the date the Company approves the request. For a discussion of possible tax consequences of changing insurance coverage under a Policy, see "Federal Tax Status."

Adjustments to the Death Benefit Proceeds. The Death Benefit Proceeds actually paid to the Beneficiary are equal to the Death Benefit reduced by any outstanding Indebtedness and unpaid monthly charges, and increased by the amounts, if any, payable under any optional additional benefits riders.

PREMIUM VALUE AND CASH VALUE BONUSES

Subject to state approval, a Policy continuously in force for 8 Policy Years will be eligible for monthly Premium Value and Cash Value Bonuses.

Premium Value Bonus. Premium Value Bonuses are scheduled to be paid monthly starting in the 9th Policy Year, based on the amount of premiums paid and not deemed withdrawn or borrowed. The amount of a Premium Value

Bonus credited each month is determined by multiplying the Policy's Monthly Minimum Premium by the Premium Value percentage rate(s) then in effect. On the date of this prospectus, the Premium Value percentage ranges from an annual rate of 11% for Preferred premium rate classes, to an annual rate of 5% for Non-Smoker and Smoker premium rate classes.

Cash Value Bonuses The Cash Value Bonus is also scheduled to be paid monthly starting in the 9th Policy Year. The amount of each month's bonus is determined by multiplying the Policy's then current Cash Accumulation Value by a Company-determined percentage rate then in effect. On the date of this prospectus, the Cash Value Bonus annual rate ranges from 0.15% for a Policy with Cash Accumulation Value of $100,000 or more at the start of the applicable Policy Year, to 0.10% for Cash Accumulation Value over $25,000 but under $100,000, to 0% for Cash Accumulation Value of $25,000 or less.


Availability of Bonuses. The Company may change the Premium Value and Cash Value Bonus percentage rates at any time, but guarantees that the Premium Value annual rate will not be less than 6% for Preferred premium rate classes and 3% for Non-Smoker and Smoker premium rate classes. Because there is no minimum guaranteed Cash Value percentage rate, the Company could terminate Cash Value Bonuses at any time. The Premium Value and Cash Value Bonuses will not be paid before the ninth policy year, or if the purchaser's state does not permit them. Because the Policies have been available only since the date of this prospectus, the Company has not credited any bonuses to Owners of the Policies. Prospective purchasers should check with their sales representatives or call the Company's Variable Service Center to confirm the availability of the bonuses. (See "Policy Benefits and Values Premium Value Bonuses and Cash Value Bonuses.")


OPTIONAL ADDITIONAL BENEFIT RIDERS


The Company permits applicants for, and Owners of, a Policy to purchase additional benefits provided by rider to the Policy, subject to state availability and the Company's underwriting and issuance standards. The descriptions in the following paragraphs are not complete summaries. For more complete information, purchasers should consult their sales representatives or request a copy of the form of the rider in which they are interested. The riders to be made available upon appropriate local regulatory approval include:


Acceleration of Death Benefit Rider. This rider permits an Owner to receive an advance of the Death Benefit when the Insured has been diagnosed as having a terminal illness with a life expectancy of less than 12 months, all as defined in the rider. The advance, up to a maximum of $500,000, is calculated as the product of (a) times (b), which is divided by (c), and reduced by (d), where:

(a)  is equal to the Death Benefit in effect when the advance is paid;

(b) is a percentage of Death Benefit (not to exceed 100%) as elected by the Owner;

(c) is the sum of 1 plus "i", where "i" equals the Published Monthly Average (Moody's Corporate Bond Yield Average - Monthly Average Corporates as published by Moody's Investors Service, Inc., or its successor) for the calendar month ending two months prior to the date the rate is determined; and

(d) is the percentage of Death Benefit elected by the Owner times the Indebtedness, if any, at the time the advance is paid.


If the Moody's Corporate Bond Yield Average - Monthly Average Corporates is no longer published, the Insurance Commissioner of the state in which the Policy's application is dated will substitute a similar average. The "i" rate is determined by the Company on January 1 and July 1 of each calendar year. The rate may be increased whenever such increase would be at least 1/2%. The rate will be decreased whenever such decrease would be at least 1/2%. Amounts advanced under the rider generally will be considered Death Benefits for federal income tax purposes. (See "Federal Tax Status - Life Insurance and Modified Endowment Contract Definitions.") There is no charge for this rider.


Upon payment of an advance under this Rider, the Policy's Face Amount, Account Value, Cash Surrender Value and any term life insurance rider benefit on the life of the Insured will be reduced by the percentage of Death Benefit and term life insurance rider benefit advanced to the Owner; and any Indebtedness will be reduced by the portion of the Indebtedness deemed repaid when calculating the advance. The Policy will terminate if the percentage of Death Benefit elected by the Owner is 100%.

Accidental Death Benefit Rider. This rider provides an additional amount specified in the Policy if the Insured dies from an accidental injury, subject to exclusions listed in the rider. The benefits provided by the rider will terminate at age 70. (See "Charges and Deductions - Optional Additional Benefit Rider Charges.")

Additional Term Insurance on the Insured. A "Covered Insured Rider" provides additional convertible term life insurance coverage for a pre-selected period up to Age 95. An Owner may convert the term insurance to a permanent plan of life insurance, subject to the conditions listed in the rider, up to the Insured's Age 70. (See "Charges and Deductions - Optional Additional Benefit Rider Charges.")





Coverage on the Insured that is provided under the rider lowers the Monthly Minimum Premium requirement from the amount that would be required if the same amount of coverage were provided under the base Policy. Coverage under the rider, as compared to coverage under the base Policy, also results in a lower Surrender Charge, a smaller amount of premiums that would be required initially to maintain a Policy's Guaranteed Death Benefit, and lower charges based on minimum premium payments and Account Value. However, the amount of any Premium Value Bonus will be reduced if coverage on the Insured is taken under the rider instead of the base Policy, and the potential for Cash Value Bonuses may also be reduced if only Monthly Minimum Premiums are paid. (See "Premium Value and Cash Value Bonuses.")


Children's Term Insurance Rider. This rider provides up to $10,000 of term life insurance on the lives of the Insured's children who are between 15 days of age and age 18 on the Policy Date. The coverage terminates for each insured child on the child's 21st birthday. An Owner may convert the term insurance to a permanent plan of insurance, subject to the conditions listed in the rider, within 31 days before or after an Insured child's 21st birthday. (See "Charges and Deductions - Optional Additional Benefit Rider Charges.")

Cost of Living Rider. This rider permits the Owner to purchase additional amounts of insurance based on increases in the Consumer Price Index published by the U.S. Department of Labor, without submitting additional evidence of insurability to the Company. The amount of additional insurance to be offered by the Company is based on the formula described in the rider, up to a maximum of $30,000 of Face Amount every third Policy Year until the Policy Anniversary following the Insured's 65th birthday. There is no charge for the rider, but any additional amounts of insurance purchased under the rider will increase the Face Amount of the base Policy, and be subject to monthly cost of insurance charges. Additional amounts of insurance purchased under this rider will also increase the Monthly Minimum Premium and surrender charges under the Policy. (See "Premiums - Monthly Minimum Premium" and "Charges and Deductions.")

Disability Waiver Benefit Riders. An applicant may elect to purchase either or both of the disability benefit riders available. The riders provide benefits if the Insured is totally disabled, as defined under the terms of the applicable rider, before Age 60. A "Waiver of Monthly Deduction" rider waives the Monthly Deductions incurred in connection with the Policy (The waiver does not include daily deductions against Separate Account assets for the mortality and expense risk charge, which will continue to apply.) A "Cash Deposit Benefit" rider provides for a deposit of a preselected monthly benefit amount into a Policy's Account Value, which will be applied against the Monthly Minimum Premium requirements for the Guaranteed Death Benefit. (See "Premiums - Monthly Minimum Premium.") (See "Charges and Deductions - Optional Additional Benefit Rider Charges.")





Extension of Maturity Date Rider. This rider allows the Owner to request a later Maturity Date if the Account Value is at least $2,000. It is included with a Policy at no additional cost. (See "Optional Additional Benefit Riders - Extension of Maturity Date Rider.")


Other Insured Persons Rider. This rider provides term life insurance coverage on the lives of additional insured persons selected by the Owner. An Owner may convert the term insurance to a permanent plan of life insurance, subject to the conditions listed in the rider, up to the insured person's Age 70. In the event an insured person under this rider is not a family member, certain special tax rules will apply. For a brief description of these tax rules, see "Federal Tax Status - Income Tax Treatment of Policy Benefits." (See "Charges and Deductions Optional Additional Benefit Rider Charges.")

DETERMINATION OF ACCOUNT VALUE

Account Value and Cash Surrender Value. The Account Value under a Policy includes its value in the Separate Account, in the Fixed Account and, if there is any Indebtedness, in the Loan Account. The Account Value reflects premiums, the Net Investment Experience of the Sub-Accounts, interest credited on its Account Value in the Fixed Account and on amounts held in the Loan Account, amounts deducted for charges and deductions due under the Policy, and amounts withdrawn.

The Cash Surrender Value is the amount the Owner will receive upon surrender of the Policy. The Cash Surrender Value is the Account Value reduced by any outstanding Policy loan (and accrued interest) and by any applicable Surrender Charges. (See "Policy Loans" and "Surrender Charge.")

The Cash Surrender Value in the Separate Account may increase or decrease daily depending on the Net Investment Experience of the Sub-Accounts. Unfavorable investment experience and charges can reduce the Cash Surrender Value to zero. Because there is no guaranteed minimum Account Value in the Separate Account, the Owner bears the entire investment risk with respect to the Account Value allocated to the Separate Account.

Net Investment Experience. The Net Investment Experience of the Sub-Accounts will affect the Account Value and, in some circumstances, the Death Benefit. The Net Investment Experience of the Sub-Accounts is determined as of the close of regular trading on the New York Stock Exchange on each day when the Exchange is open for trading.

A Sub-Account's Net Investment Experience for any period reflects the investment experience of the underlying Portfolio shares for the same period, reduced by the charges against the Sub-Account for that period. (Currently the Sub-Accounts are charged only for the Company's mortality and expense risk, but in the future the Company may impose a charge against the Sub-Accounts for taxes if appropriate. See "Charges and Deductions" and "Taxation of the Company and the Separate Account.")

The investment experience of Portfolio shares for any period is the increase or decrease in their net asset value for the period invested plus the amount of any dividends or capital gains distributions on the shares during the period. Dividends and capital gains distributions on Portfolio shares are reinvested in additional shares of the Portfolio on the payment date and affect subsequent investment experience.

Owners who allocate Account Value to the Fixed Account will not share in the investment experience of any of the Company's assets. Instead, the Company guarantees that Account Values in the Fixed Account will earn interest at an annual rate of at least 4.0%. The Company may from time to time credit interest at rates higher than 4.0%, but it is under no obligation to do so. The Company declares current interest rates for the Fixed Account periodically. Account Values that are in the Fixed Account will earn interest daily.

POLICY LOANS

The Owner may borrow all or part of the Policy's "loan value" at any time after the initial free-look period. The Company will usually make the loan within seven days of the date when a loan request is received in writing or by telephone at the Variable Service Center. (See "Telephone Transactions.")

The maximum amount available for a loan is equal to 90% of the Account Value less the sum of Surrender Charges and Indebtedness. The minimum amount for each loan is $100. A loan reduces the Account Value in the Sub-Accounts and the Fixed Account by the amount of the loan. Account Value equal to the amounts loaned are transferred to the Loan Account from the Fixed Account and the Separate Account when the loans are made by the Company. Amounts in the Loan Account are credited with interest at the equivalent of a minimum guaranteed annual interest rate of 4%.

Interest on a policy loan accrues daily and will be payable in arrears at the end of each Policy Month. If not paid when due, an amount equal to the unpaid interest is deducted from the Account Value in the Sub-Accounts and the Fixed Account and transferred to the Loan Account as an additional loan on the first Business Day of the next Policy Month. A loan repayment increases the Account Value in the Sub-Accounts and the Fixed Account by the amount of the repayment. Unless the Owner requests otherwise, loans and loan repayments are attributed to the Sub-Accounts and the Fixed Account in proportion to the Account Value in each. The Company may disapprove any such request.

Regular Loans. Indebtedness attributable to a Regular Loan is charged interest at the equivalent of a 6% annual loan interest rate. After the first Policy Year, certain Indebtedness attributable to a Regular Loan will be converted automatically into a Preferred Loan. The conversion will occur if the Cash Accumulation Value on a Policy Anniversary equals or exceeds $10,000. If so, outstanding Indebtedness attributable to a Regular Loan, up to a loan conversion limit equal to 15% of such Cash Accumulation Value, will be converted into a Preferred Loan within 7 Business Days of the Policy Anniversary.

Preferred Loan. A Preferred Loan is charged interest at the equivalent of a 4% annual loan interest rate. An Owner may qualify for Preferred Loans if the Cash Accumulation Value on any Policy Anniversary is at least $10,000. If so, the maximum available for a Preferred Loan that year is equal to 15% of such Cash Accumulation Value, less any Indebtedness attributable to a Regular Loan that is automatically converted that year to a Preferred Loan. A Preferred Loan will reduce the amount available as a Regular Loan.

Immediate Loan Repayment. If the Indebtedness on the first Business Day of a Policy Month exceeds the Account Value less the Surrender Charge, an immediate loan repayment will be required. A period of 61 days will be allowed from the first day of such Policy Month for the loan repayment. The Company will send a notice to the Owner or assignee, if any. The Policy will terminate without value 61 days after the mailing of the notice unless a sufficient repayment is made during that period. A repayment is sufficient if it is large enough to reduce the total Indebtedness to an amount equal to: (a) the Policy's Account Value less the Surrender Charge; plus (b) an amount sufficient to continue the Policy in force for 3 months.

The amount taken from the Sub-Accounts as a result of a loan does not participate in the investment experience of the Sub-Accounts. Therefore, the Death Benefit and Account Value of the Policy can be permanently affected by a loan, even if it is repaid. In addition, any proceeds payable under a Policy are reduced by the amount of any outstanding loan plus accrued interest.

A loan repayment must be designated as such. Otherwise, the Company may treat the payment as a Premium Payment.

SURRENDER AND WITHDRAWALS

Surrender. The Owner may surrender a Policy for its Cash Surrender Value at any time while the Insured is living by a signed written request conforming to the Company's administrative procedures. The Cash Surrender Value of the surrendered Policy will be determined as of the Business Day when a surrender request is received at the Company's Variable Service Center. The Cash Surrender Value equals the Account Value reduced by any Policy loans and accrued interest and by any applicable Surrender Charges. (See "Surrender Charges.") The Owner may elect in writing to have all of the Cash Surrender Value, or may elect in either writing or telephone, to have part of the Cash Surrender Value applied to a payout option. (See "Payout Options.") The Company's liability for the Death Benefit ends when a Policy is surrendered.

Withdrawals. After the first Policy Year, the Owner may make a withdrawal of a portion of the Policy's Cash Surrender Value (minimum $100). A withdrawal will reduce the Account Value and Death Benefit generally by the amount withdrawn and any applicable transaction charge. If Death Benefit Option A is in effect, a withdrawal will reduce the Face Amount by the withdrawal plus any applicable transaction charge. (See "Transaction Charges.") A withdrawal may not be made, unless the Company expressly consents, if:

     o the Death Benefit would be reduced below that required to qualify the Policy as life insurance; or
     o the Death Benefit would be reduced below the minimum Face Amount specified in the Policy; or
     o    the remaining Cash Surrender Value would be less than the greater of
          (a) $1,000 or (b) 3 times the most recent Monthly Deduction.

A permitted withdrawal will result in the cancellation of Accumulation Units from each applicable Sub-Account Policy Option or a reduction in Fixed Account Value in the ratio that the Account Value in the Policy Option bears to the Cash Accumulation Value. The Owner may request in writing in advance if a different method for canceling Accumulation Units or reducing Fixed Account Value is desired. The Company reserves the right to approve or disapprove any such request.

MATURITY PROCEEDS

If the Insured is living on the "Maturity Date" (the anniversary of the Policy Date on which the Insured is Age 95), the Company will pay the Owner the Cash Surrender Value on surrender of the Policy to the Company. In such case, the Policy will terminate and the Company will have no further obligations under the Policy. The Cash Surrender Value for this purpose will be determined as of the Maturity Date.

LAPSE AND REINSTATEMENT

If sufficient premium is not paid, a Policy may lapse following a 61 day grace period. (See "Premiums - Grace Period." ) If the Insured dies during the grace period, the Company will pay the Death Benefit Proceeds.

If a grace period ends and the Owner has neither paid the required premium nor surrendered the Policy for its Cash Surrender Value, the Owner may reinstate the Policy by:

(a) submitting a written request at any time within 3 years after the end of the grace period and prior to the Maturity Date;

(b)  providing evidence of insurability satisfactory to the Company;

(c) paying a sufficient premium to cover all charges and deductions that were due and unpaid during the grace period;

(d) paying sufficient premium to keep the Policy in force for 3 Policy Months from the date of reinstatement; and

(e) repaying any Indebtedness against the Policy that existed at the end of the grace period.

The reinstatement will be effective on the first Business Day of the Policy Month next beginning on or after the Company approves reinstatement. The values under and terms and conditions of the reinstated Policy will be in accordance with the Company's administrative procedures.

PAYMENT OF PROCEEDS

The Company ordinarily will pay any Cash Surrender Value or Death Benefit Proceeds from the Sub-Accounts within seven days after receipt by the Variable Service Center of a request, or proof of death of the Insured, and all other required elections and documentation in a form satisfactory to the Company. However, the Company may delay payment or transfers from the Sub-Accounts. (See "Suspension of Payments and Transfers.") The Company may also delay payment if it considers it necessary to contest the Policy. The Company will pay interest on the Death Benefit Proceeds from the date they become payable to the date they are paid in one sum or, if an optional payment option was selected, to the effective date of the option. (See "Payout Options.")

TAX WITHHOLDING

All distributions or portions thereof which are includable in the gross income of the Owner are subject to federal income tax withholding. The Company will withhold federal taxes at the rate of 10% from each distribution. However, the Owner may elect not to have taxes withheld or to have taxes withheld at a different rate.

PAYOUT OPTIONS

The Policy's Death Benefit Proceeds and Cash Surrender Value can be paid in one sum, or all or part of the Proceeds may be paid under a Payout Option. If a Payout Option is selected for the payment of Cash Surrender Value, any Surrender Charges and Indebtedness will be deducted from the Account Value before the first payment is made.

During the Insured's lifetime, the Owner may elect: (a) for Cash Surrender Value to be paid under a Payout Option; (b) for Death Benefit Proceeds to be paid under a Payout Option; and (c) to change a previously elected Payout Option for Death Benefit Proceeds. Any election must be by written request to the Variable Service Center.

The following Payout Options or any other Payout Option acceptable to the Company may be selected:

Option A - Life Annuity. Equal monthly payments during the life of the payee.

Option B - Life Annuity With Periods Certain Of 120 Months: Equal monthly payments during the lifetime of the payee and in any event for one hundred twenty (120) months.

Option C - Fixed Payments For A Period Certain: Equal monthly payments for any specified period (at least five years but not exceeding thirty years), as selected.

Option D - Death Benefit Proceeds Remaining With The Company: Proceeds from the Death Benefit left with the Company. The Death Benefit Proceeds will remain in the Fixed Account and be credited with interest by the Company at a rate of not less than 4%. Full and partial withdrawals may be made at any time with no Surrender Charge.

The amount of each payment under Payment Options A, B, or C will be not less than the amounts calculated based on the annuity tables in the Policy. The Company may permit other settlement options. If the payee dies during a period certain (Payout Options B or C), the remaining payments attributable to Death Proceeds will be made to the estate of the Beneficiary. The Beneficiary may elect to have the commuted value of the remaining payments paid in a single sum instead. The Company will determine the commuted value by discounting the remaining payments at its then current interest rate used for commutation.

Tax Impact. Whether a Payout Option is chosen may have tax consequences for the Owner or Beneficiary. Therefore, a qualified tax adviser should be consulted before deciding whether to elect one or more Payout Options.

RIGHT TO EXCHANGE FOR A FIXED BENEFIT POLICY

During the first 24 months after the Policy Date, if the Policy has not lapsed, there is an unconditional right to transfer all of the Account Value in the Sub-Accounts to the Fixed Account without any transaction charge.

                         OTHER PROVISIONS OF THE POLICY

SUICIDE EXCLUSION

If the Insured commits suicide within two years from the Policy Date (or less if required by state law), the Death Benefit will be limited to the Cash Surrender Value.

REPRESENTATIONS AND CONTESTABILITY

Generally, the Company can challenge the validity of the Policy or any rider to the Policy on the Policy Date during the Insured's lifetime for two years from the Policy Date, based on misrepresentations made in the application. The Company can challenge an increase in Death Benefit requiring evidence of insurability for two years, during the Insured's lifetime, from the date of the increase. For any increase in Face Amount (or in rider benefit) requiring evidence of insurability, the Company will not contest payment of the Death Benefit Proceeds (or rider benefit) based on such an increase after it has been in force during the Insured's lifetime for two years from its effective date. Any reinstatement of the Policy will be incontestable after that reinstatement has been in force for two years from its effective date during the lifetime of the Insured. However, the two year time limit on the Company's right to challenge all or part of the Policy does not apply if the Insured dies within the two year period.

OPTION TO EXTEND MATURITY DATE

The Owner may elect a later maturity date, if the Account Value is at least $2,000. With this option, the Death Benefit will equal the Account Value. As described in the rider attached to the Policy, a request must be made in writing and within six months prior to the current maturity date. (See "Optional Additional Benefit Riders.")

For any period during which the Maturity Date is extended, the following stipulations apply: the Owner will not be permitted to make any further premium payments except if necessary to prevent lapse of the Policy; no increase or decrease in the Face Amount or change of Death Benefit Options will be permitted; no partial withdrawal will be permitted if Account Value remaining after the withdrawal is $2,000; all value in the Separate Account will be transferred to the Fixed Account; the Company will not credit Bonuses to Account Value, including but not limited to, Premium Value Bonuses and Cash Value Bonuses; all supplemental riders except the Acceleration of Death Benefit rider will terminate; Indebtedness will be charged interest at an annual rate of 4.0% per year; and the Death Benefit will equal the applicable Minimum Death Benefit Percentage of Account Value. For attained ages beyond Age 95, the applicable Minimum Death Benefit Percentage is the Minimum Death Benefit Percentage at Age 95.

MISSTATEMENT OF AGE OR SEX

If the Insured's Age or sex is misstated in any application for benefits under this Policy, the Death Benefit will be the amount provided by the Insured's correct age and sex.

OWNER AND BENEFICIARY

The Owner is named in the application but may be changed from time to time. At the death of the Owner, his or her estate will become the Owner unless a successor Owner has been named. The Owner's rights as such terminate when the Insured dies.

The Beneficiary and any contingent Beneficiary is also named in the application. A Beneficiary of the Policy (other than an irrevocably named Beneficiary) may be changed at any time before the death of the Insured. The Beneficiary has no rights under the Policy until the death of the Insured and must survive the Insured in order to receive the Death Benefit Proceeds. If no named Beneficiary survives the Insured, the proceeds will be paid to the Owner.

A change of Owner or Beneficiary must be in written form satisfactory to the Company and must be dated and signed by the Owner making the change. The change will be effective on the date it is signed, but subject to all payments made and actions taken by the Company under the Policy before the signed change form is received by the Company at its Variable Service Center.

ASSIGNMENTS

The Owner may assign (transfer) the Owner's rights in the Policy to someone else. An absolute assignment of the Policy is a change of Owner and Beneficiary to the assignee. A collateral assignment of the Policy does not change the Owner or Beneficiary, but their rights will be subject to the terms of the assignment. The assignment must be in writing, signed by the Owner and is effective only when received by the Company at its Variable Service Center. The Company is not responsible for any assignment not submitted for recording, nor is the Company responsible for the sufficiency or validity of any assignment.

The assignment will be subject to any Indebtedness under a Policy before and after the assignment was recorded. Because there may be unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the Beneficiary, an Owner should consult a qualified tax adviser prior to transferring ownership or making an assignment.

REPORTS AND RECORDS

The Company will mail to the Owner, at the last known address of record, an annual statement showing current Account Values, transactions since the last statement, Policy loan information and any other information required by federal or state laws or regulations.

The Owner will also be sent annual and semi-annual reports containing the financial statements of the Funds or Portfolios the Owner is using.

In addition, Owners will receive statements of significant transactions, such as changes in the Death Benefit, transfers among Policy Options, premium payments, Policy loans, increases in Policy loan principal, Policy loan repayments, reinstatement and termination.

VOTING RIGHTS

In accordance with its view of present applicable law, the Company will vote the shares of the Portfolios held by the Separate Account Sub-Accounts at regular or special meetings of the shareholders in accordance with instructions received from Owners having the voting interest in the affected Portfolio(s). The number of votes that an Owner has the right to instruct for a particular Sub-Account is determined by dividing the Owner's Account Value in the

Sub-Account by the net asset value per share of the corresponding Portfolio. The Company will vote shares held in the Sub-Account for which it has not received instructions, as well as shares held in the Sub-Account that are attributable to it, in the same proportion as it votes shares held in the Sub-Account for which it has received instructions. On the date of this prospectus, the Funds are not required to hold routine annual meetings of shareholders.

The number of shares which an Owner has a right to vote will be determined as of a date to be chosen by the Company not more than 60 days prior to a shareholder meeting of a Fund. Each Owner having a voting interest will receive proxy material, annual reports and any other materials relating to the appropriate Portfolio.

The Company may disregard voting instructions under limited circumstances prescribed by SEC rule. If the Company does disregard voting instructions, a summary of that action and the reasons for it will be included in the next semiannual report to Owners.

SUSPENSION OF PAYMENTS AND TRANSFERS

The Company reserves the right to suspend or postpone payments for surrenders, withdrawals and Policy loans or transfers from the Sub-Accounts for any period when:

o    the New York Stock Exchange is closed for trading;

o    trading on the New York Stock Exchange is restricted by the SEC;

o an emergency exists as a result of which disposal of securities held in the applicable Sub-Accounts is not reasonably practicable or it is not reasonably practicable to determine the value of the applicable Sub-Account's net assets; or

o    during any other period when the SEC, by order, permits such suspension.

The Company also reserves the right to defer payment for a surrender, withdrawal and Policy loan or transfer from the Fixed Account for the period permitted by law but not for more than six months after written election is received by the Company. The Company will pay interest to the extent provided under state insurance law requirements on payments that are delayed.

Also, the Company can defer payment of any amount that is attributable to a purchase payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

NONPARTICIPATION IN COMPANY DIVIDENDS

The Policies are nonparticipating. This means that they do not participate in any dividend or distribution of the Company's surplus.

                        DISTRIBUTION AND OTHER AGREEMENTS

First Variable Capital Services, Inc. ("FVCS"), 10 Post Office Square, Boston, MA 02109, acts as distributor of the Policies. FVCS, a wholly owned subsidiary of the Company, is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Policy is offered on a continuous basis.

The Company and FVCS have agreements with various broker/dealers under which the Policies will be sold by registered representatives of broker/dealers. The registered representatives are required to be authorized under applicable state regulations to sell variable life insurance policies. The commissions payable to a broker/dealer for sales of a Policy may vary with the sales agreement, but are not expected, on an aggregate basis, to exceed 100% of the amount of premiums paid in the first Policy Year up to 12 Monthly Minimum Premiums, plus 4% of additional first year premium payments, plus 3.5% of all premiums received in Policy Years 2 through 5. In addition, Broker/Dealers may receive annual "trail commission" equivalent to 0.30% of a Policy's Account Value beginning in Policy Year 6, as well as expense allowances, wholesaler fees, bonuses and training fees.

Under a Services Agreement between the Company and FVCS, the Company performs insurance underwriting, issuance and other administrative services for the Policies.

                              SAFEKEEPING OF ASSETS

The Company serves as the custodian of the assets of the Separate Account.

                            MANAGEMENT OF THE COMPANY

The directors and executive officers of the Company and their principal business experience during the past five years, are:


                                            Position with                   Principal Occupation
Name and Address                            the Company                     During Past 5 Years
----------------                            -----------                     -------------------

Ronald M. Butkiewicz                        Chairman and Director           President and Chief Executive Officer,
2211 York Road, Suite 202                                                   Irish Life of North America, Inc.;
Oakbrook, IL  60523                                                         Chairman and Chief Executive Officer,
                                                                            Interstate Assurance Company

Michael J. Corey                            Director                        Managing Director, Insurance Practice
401 East Host Drive                                                         Group, Ward Howell Intl., Inc.;
Lake Geneva, WI  53147                                                      President, GSG International Inc.

Norman A. Fair                              Director                        Vice President, Treasurer, & Asst. Sec.,
2211 York Road, Suite 202                                                   Irish Life of North America, Inc.; prior
Oakbrook, IL  60523                                                         to 1994, Senior Vice President and Chief
                                                                            Financial Officer, Interstate Assurance
                                                                            Company

Michael R. Ferrari                          Director                        President, Drake University
25th & University Avenue
Des Moines, IA  50311

Stephen Shone                               Director                        Chief Financial Officer, Irish Life plc
Lower Abbey Street
Dublin 1, Ireland

T. David Kingston                           Director                        Managing Director, Irish Life plc
Lower Abbey Street
Dublin 1, Ireland

John M. Soukup                              President and Director          President and Director of the Company;
10 Post Office Square                                                       prior to July, 1997, Market Development
Boston, MA  02109                                                           Officer, Fortis Financial Group

Jeff S. Liebmann                            Director                        Partner, Dewey Ballantine
1301 Avenue of the Americas
New York, NY  10019

Kenneth R. Meyer                            Director                        Managing Director, Lincoln Capital
200 South Wacker Drive, Suite 2100                                          Management Co.
Chicago, IL  60606


Shane W. Gleeson                            Director                        Executive Vice President,  Irish Life of
2211 York Road, Suite 202                                                   North America, Inc.; prior to December
Oakbrook, IL  60523                                                         1997, President, Interstate Assurance
                                                                            Company; prior to November 1994, Senior
                                                                            Vice President and Chief Operating
                                                                            Officer, Interstate Assurance Company.

Philip R. O'Connor                        Director                        Principal of Coopers & Lybrand LLP/Palmer
111 West Washington, Suite 1247                                           Bellevue Corp.
Chicago, IL  60602

Arnold R. Bergman                         Vice President-Legal &          Vice President-Legal & Administration
10 Post Office Square                     Administration and Secretary    and Secretary of the Company; prior to
Boston, MA 02109                                                          February 1995, Counsel, Aetna Life
                                                                          Insurance and Annuity Company.

John V. Egan                              Vice President, Treasurer       Vice President and Treasurer of the
10 Post Office Square                     and Chief Financial Officer     Company; prior to August, 1997, Vice
Boston, MA  02109                                                         President, Fortis Financial Group

Martin Sheerin                            Vice President and Chief        Vice President and Chief Actuary of the
10 Post Office Square                     Actuary                         Company; prior to October, 1994, Vice
Boston, MA 02109                                                          President, Irish Life of North America,
                                                                          Inc.

Thomas Gualdoni                           Vice President  - Sales         Vice President of the Company; prior to
10 Post Office Square                                                     December 1997, Vice President, Sales,
Boston, MA  02109                                                         Fortis Benefits Insurance Company.



                               FEDERAL TAX STATUS

GENERAL

BECAUSE OF THE COMPLEXITY OF THE LAWS AND BECAUSE TAX RESULTS WILL VARY ACCORDING TO THE STATUS OF THE OWNER, LEGAL AND TAX ADVICE MAY BE NEEDED BY A PERSON, EMPLOYER OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A POLICY.

It should be understood that any detailed description of the federal income tax consequences regarding the purchase of these Policies cannot be made in this prospectus and that special tax rules may be applicable with respect to purchases not discussed herein. In addition, no attempt is made to consider any applicable state, local, gift, inheritance, estate, foreign or other tax laws. This discussion assumes that the Owner is a natural person and a U.S. citizen and resident. This discussion of federal tax status is based upon the Company's understanding of current federal income tax laws as they are currently interpreted. These laws and the related regulations and interpretations can change, and such changes can be retroactive.

TAXATION OF THE COMPANY AND THE SEPARATE ACCOUNT

Under current federal income tax law, no tax is imposed on the Company as a result of the operations of the Separate Account and the Fixed Account. Thus, no charge is currently imposed for Company federal income taxes. The Company reserves the right to charge the Separate Account or Fixed Account for Company federal income taxes, if there are changes in federal tax law.

Under current laws the Company may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant and, accordingly, the Company is not currently imposing a charge for them. If they increase, however, a charge for such taxes attributable to the Separate Account and/or Fixed Account may be imposed.

INCOME TAX TREATMENT OF POLICY BENEFITS

Life Insurance. Section 7702 of the Code provides that if certain tests are met, a Policy will be treated as life insurance for federal tax purposes. The Company will monitor compliance with these tests. As a result, the Company believes Owners will not be taxed on increases in Account Value under the Policies unless and until they are distributed.

Furthermore, the Company believes the Death Benefits received under the Policies are generally excludable from the gross income of the Beneficiary pursuant to the provisions of Section 101 of the Code.

Acceleration of Death Benefits Rider. Section 101(g) of the Code provides that amounts received under a life insurance contract on the life of an insured who is a terminally ill individual, as defined, may be treated as an amount paid by reason of the death of the insured. The Company believes that under this provision, accelerated death benefit payments are generally excluded from the Owner's gross income. This exclusion does not apply, however, to amounts paid to someone other than the Insured, if the payee has an insurable interest in the Insured's life because the Insured is a director, officer or employee of the payee or by reason of the Insured being financially interested in any trade or business carried on by the payee. (See "Acceleration of Death Benefit Rider" for more information regarding the rider.)

Modified Endowment Contracts. Section 7702A of the Code contains provisions affecting the tax treatment of any loan, assignment or other pre-death distribution from a life insurance policy which is also a "modified endowment contract."

A modified endowment contract is a life insurance policy where cumulative premiums paid under the policy at any time during the first seven policy years exceed the sum of the net level premiums that would have been paid on or before such time if the policy provided for paid up future benefits after the payment of seven level annual premiums ("7-pay test"). (The amount of premiums payable under the 7-pay test are calculated based upon certain assumptions regarding the policy's earnings and the use of a reasonable mortality charge. Riders to the policy are considered part of the policy for purposes of applying the 7-pay test.)

Whenever there is a "material change" under a Policy, the Policy will generally be (a) treated as a new contract for purposes of determining whether the Policy is a modified endowment and (b) subjected to a new seven-pay period and a new seven-pay premium limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the Account Value of the Policy at the time of such change. A materially changed Policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit. A material change for these purposes could occur as a result of a change in death benefit option, election of additional rider benefits, an increase in a Policy's Face Amount and certain other changes.

If a Policy's benefits are reduced during the first seven Policy years (or within seven years after a material change), the seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a decrease in Face Amount requested by the Owner or, in some cases, a partial withdrawal or termination or reduction of benefits under a rider.) If the premiums previously paid are greater than the recalculated seven-pay limit, the Policy will become a modified endowment contract.

Any Policy received in exchange for a modified endowment contract will also be a modified endowment contract. However, an exchange under Section 1035 of the Code of a life insurance policy entered into before June 21, 1988 will not cause the new policy to be treated as a modified endowment contract if no additional premiums are paid and there is no increase as a result of the exchange.

Other Tax Effects of Policy Changes. Changes made to a Policy (for example, a decrease in benefits under or a lapse or reinstatement of a Policy) may also have other tax effects on the Policy. Such effects may include impacting the maximum amount of premiums that can be paid under the Policy, as well as the maximum amount of Account Value that may be maintained under the Policy.

Taxation of Pre-Death Distributions from a Policy that is not a Modified Endowment Contract. As long as a Policy remains in force as a non-modified endowment, a Policy loan will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan generally will not be tax deductible.

After the first 15 Policy Years, the proceeds from a withdrawal will not be subject to federal income tax except to the extent such proceeds exceed the Owner's "investment" in the Policy. (The "investment" generally will equal the premiums paid, less the amount of any previous distributions from the Policy that were not taxable.) During the first 15 Policy Years, certain withdrawals that reduce the Death Benefit could be subject to federal income tax to the extent that the Policy's Account Value exceeds the Owner's investment in the Policy.

On the Maturity Date or upon full surrender, any excess of the amount of proceeds (including amounts the Company uses to discharge any Policy loan and accrued loan interest) over the Owner's investment in the Policy, will be subject to federal income tax. In addition, if a Policy terminates after a grace period while there is a Policy loan, the cancellation of such loan and accrued loan interest will be treated as a distribution and could be subject to tax under the above rules. Finally, if the Owner makes an assignment of rights or benefits under a Policy, the Owner may be deemed to have received a distribution from the Policy, all or part of which may be taxable.

Taxation of Pre-Death Distributions from a Policy that is a Modified Endowment Contract. If the Policy falls within the definition of a modified endowment contract, the following rules will apply to pre-death distributions under such
Policy:

(a) Distributions, such as withdrawals, will be included in the recipient's gross income to the extent the Account Value of the Policy exceeds the investment in the Policy (i.e. will be treated as income first). Any additional amounts received, other than Policy loans, will be treated as a return of capital to the Owner and will reduce the Owner's investment in the Policy.
(b) Loans are considered distributions, including any increase in the amount of the loan to pay interest. The Owner's investment in the Policy for tax purposes will be increased by the amount of any prior loan that was included in the Owner's gross income.
(c) A Policy assignment is treated as a distribution. For example, a collateral assignment is a distribution which will subject any gain that accrues in the Policy to taxation.
(d) For purposes of determining the amount of the distribution which is included in gross income, all modified endowment contracts issued by the Company and its affiliates to the same Owner during any calendar year must be treated as one modified endowment contract.

Any taxable distribution from a Policy that is a modified endowment will be subject to an additional tax equal to 10% of the taxable amount of the distribution unless the distribution is:

(a)  made on or after the date when the Owner attains Age 59 1/2;
(b)  is attributable to the Owner becoming disabled (as defined in the Code); or
(c) is part of a series of substantially equal periodic payments made no less frequently than annually for the life (or life expectancy) or for the joint lives (or life expectancies) of the Owner or the Beneficiary.

If a Policy terminates after a grace period while there is a Policy loan, the cancellation of such loan and accrued loan interest will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the 10% penalty tax, as described above. In addition, on the Maturity Date and upon a full surrender, any excess of the proceeds (including any amounts the Company uses to discharge any loan and accrued loan interest) over the Owner's investment in the Policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

The coverage under the Other Insured Persons Rider for a non-family member is not a qualified additional benefit as defined in Section 7702 of the Code. As a result, the Monthly Deductions under a modified endowment contract attributable to such coverage may be deemed to be distributions from the policy for tax purposes. However, the benefit payable under the rider should be excludable from the gross income of the beneficiary. A qualified tax advisor should be consulted for more complete information.

Distributions that occur during a Policy year in which a Policy becomes a modified endowment and during any subsequent Policy years, will be tax as described in the four preceding paragraphs. In addition, distributions from a Policy within two years before it becomes a modified endowment also will be subject to tax in this manner. This means that a distribution made from a Policy that is not a modified endowment could later become taxable as a distribution from a modified endowment.

DIVERSIFICATION REQUIREMENTS

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as a life insurance contract under Section 7702 for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Failure to comply with the diversification requirements may result in the Policy not qualifying as life insurance. If the

Policy does not qualify as life insurance, Owners may be subject to immediate taxation on the increases in Account Value of their Policies plus the cost of insurance protection for the year.

The Company intends that all Portfolios of the Funds underlying the Policies will be managed by the Fund or its investment adviser to comply with the diversification requirements set forth in Section 817(h) of the Code and Treas. Reg. 1.817-5 promulgated thereunder.

The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which Owners may direct their investments to Sub-Accounts of the Separate Account without being considered the owners of the assets of the Separate Account. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Policy is different in some respects from the situation addressed in published rulings issued by the Internal Revenue Service ("IRS") in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered the owner of the assets of the Separate Account. To the extent the Owner is treated as owner of the assets of the Separate Account attributable to the Owner's Policy, the Owner would be liable for federal income tax on the earnings allocable to the Policy prior to receipt of payments under the Policy.

In the event any forthcoming guidance or ruling by the IRS is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively, resulting in the Owner being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Policy in an attempt to maintain favorable tax treatment.

                              ADVERTISING PRACTICES

The Company may from time to time receive endorsements of the Policies from professional organizations. The Company may use such endorsements in advertisements or sales material for the Policies. The Company may also pay the professional organization making the endorsement for the use of its customer or mailing lists in order to distribute promotional materials regarding the Policies. An endorsement of the Policies by a third party is not necessarily indicative of the future performance or results which may be obtained by persons who purchase the Policies.

From time to time, articles discussing the Separate Account's investment experience, performance rankings and other characteristics may appear in national publications. Some or all of these publishers or ranking services (including, but not limited to, Lipper Analytical Services Inc. and Morningstar, Inc.) may publish their own rankings or performance reviews of variable contract separate accounts, including the Separate Account. References to, reprints or portions of reprints of such articles or rankings may be used by the Company as sales literature or advertising material and may include rankings that indicate the names of other variable policy separate accounts and their investment experience.

Articles and releases, developed by the Company, the Funds and other parties, about the Separate Account or the Funds regarding individual Portfolio or Fund asset levels and sales volumes, statistics and analyses of industry sales volume and asset levels, and other characteristics may appear in various publications. References to or reprints of such articles may be used in promotional literature for the Policies or the Separate Account. Such literature may refer to personnel of the adviser, or personnel of the sub-advisers, who have investment management responsibility, and their investment style. The reference may allude to or include excerpts from articles appearing in the media.

The advertising and sales literature for the Policies and the Separate Account may refer to historical, current and prospective economic trends. In addition sales literature may be published concerning topics of general investor interest for the benefit of registered representatives and prospective Owners. These materials may include, but are not limited to, discussions of college planning, retirement planning, reasons for investing and historical examples of the investment performance of various classes of securities, securities markets and indices.

                                  LEGAL MATTERS


STATE REGULATION

The Company is subject to the laws of the State of Arkansas governing insurance companies and to regulation by the Arkansas Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine the Company's Policy liabilities and reserves so that the Insurance Department may certify the items are correct. The Company's books and accounts are subject to review by the Insurance Department at all times and full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, the Company is subject to regulation under the insurance laws of other jurisdictions in which it may operate. As a result, various time periods and other terms and conditions described in this prospectus may vary depending on where the Owner resides. These variations will be reflected in the Policy and riders, or related endorsements.

LEGAL PROCEEDINGS

There are no material pending legal proceedings to which the Separate Account, the Distributor or the Company a party.

COUNSEL

Legal matters in connection with the Policies have been reviewed by the Company's Legal Department. Freedman, Levy, Kroll & Simmonds, of Washington, DC, has advised the Company on certain matters relating to the federal securities and tax laws.


                                     EXPERTS

The consolidated financial statements of First Variable Life Insurance Company at December 31, 1996 and December 31, 1995 and for the related years then ended and for the period from September 22, 1994 (date operations acquired) through December 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

The interim consolidated financial statements of First Variable Life Insurance Company as of September 30, 1997 and for the nine month period then ended have not been audited. The interim financial statements of the Separate Account as of September 30, 1997 and for the period from March 31, 1997 (commencement of operations) to September 30, 1997 have not been audited.


                             REGISTRATION STATEMENT

A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended. This prospectus omits certain information contained in the Registration Statement. Copies of such additional information may be obtained from the SEC upon payment of the prescribed fee.

APPENDIX: A

                   ANNUAL RATES OF RETURN FOR THE SUB-ACCOUNTS

The following tables show performance information for the Sub-Accounts for periods ending December 31, 1997. Table A-1 assumes that each Sub-Account had been in operation for the same period as its corresponding Portfolio, and investing in that Portfolio. Table A-2 is derived from historic performance results of the Sub-Accounts from the date they actually commenced operations (March 31, 1997) to fund a modified single premium variable life insurance policy not described in this prospectus. Both tables reflect the total of the income generated by the Portfolio shown, less total Portfolio operating expenses, plus or minus realized or unrealized capital gains and losses, and less the deductions for the Policies' current mortality and expense risk charge (.50% per annum) and the policy benefit charge (0.27% per annum).

The tables do not reflect three significant charges. If these charges were included, the total return figures shown would be lower. First, cost of insurance charges have not been deducted. Second, the surrender charges have not been deducted. Third, the administrative charge (currently $8.50 per month under the Policies) has not been deducted. For an example of the effect of the deduction of the surrender charge, compare the "Cash Surrender Value" to the corresponding "Account Value" in the hypothetical illustrations on pages __ to
__.

       Table A-1 Average Annual Total Return from Portfolio Inception Date
   ====================================================================================================
                                                                                                FROM
              PORTFOLIO AND PORTFOLIO                                                         PORTFOLIO
                   INCEPTION DATE                  1 YR.       3 YR.      5 YR.      10 YR.   INCEPTION
                                                                                                DATE
    --------------------------------------------------------------------------------------------------
    VIST Small Cap Growth - 5/95 (1)(4)             -.04         N/A        N/A        N/A      20.45
    --------------------------------------------------------------------------------------------------
    VIST World Equity - 6/88 (2)(4)                 9.21       14.62      13.91        N/A       7.48
    --------------------------------------------------------------------------------------------------
    VIST Growth - 6/88 (1)(2)(4)                   22.85       27.95      17.44        N/A      15.10
    --------------------------------------------------------------------------------------------------
    VIST Matrix Equity - 6/88 (2)(3)(4)            21.28       18.67      13.96        N/A      12.79
    --------------------------------------------------------------------------------------------------
    VIST Growth & Income - 5/95 (4)                27.43         N/A        N/A        N/A      19.88
    --------------------------------------------------------------------------------------------------
    VIST Multiple Strategies - 5/87 (2)(4)         21.02       23.22      14.38      12.70      11.15
    --------------------------------------------------------------------------------------------------
    VIST High Income Bond - 6/87 (2)(4)            12.77       14.79       9.73      10.38       9.81
    --------------------------------------------------------------------------------------------------
    VIST US Gov. Bond - 5/87 (2)(4)                 8.60        9.63       6.67       7.78       7.76
    --------------------------------------------------------------------------------------------------
    Federated Prime Money Fund II - 11/94 (4)       4.03        4.06        N/A        N/A       4.05
   ====================================================================================================

Table A-2 Annualized Total Return of the Sub-Accounts from Sub-Accounts' Inception Date (March 31, 1997)

     ===================================================
                                               FROM
                  SUB-ACCOUNT                INCEPTION
                                               DATE
     ---------------------------------------------------
     Small Cap Growth - (1)(4)                    20.02
     ---------------------------------------------------
     World Equity -  (4)                          10.83
     ---------------------------------------------------
     Growth -  (1)(4)                             24.19
     ---------------------------------------------------
     Matrix Equity -  (3)(4)                      22.55
     ---------------------------------------------------
     Growth & Income - (4)                        23.45
     ---------------------------------------------------
     Multiple Strategies - (4)                    21.33
     ---------------------------------------------------
     High Income Bond - (4)                       10.59
     ---------------------------------------------------
     US Gov. Bond - (4)                            9.08
     ---------------------------------------------------
     Prime Money Fund II - (4)                     2.87
     ===================================================

(1) Prior to May 1, 1997, the VIST Small Cap Growth Portfolio was named the VIST "Small Cap Portfolio," and the VIST Growth Portfolio was named the VIST "Common Stock Portfolio." The names of the corresponding Sub-Accounts were, respectively, "Small Cap Sub-Account" and "Common Stock Sub-Account".

(2) On April 1, 1994, First Variable Advisory Services Corp., an affiliate of the Company, became the investment advisor. Prior to that date, results were achieved by former investment advisers.

(3) Prior to May 1, 1997, the VIST Matrix Equity Portfolio was named the VIST "Tilt Utility Portfolio" and had different investment policies. The name and objective of the corresponding Sub-Account also differed.

(4) Performance information reflects any fee waivers and expense reimbursements with respect to the Portfolios. Absent such waivers or reimbursements, the performance shown would have been lower.

Performance information shown above for any Sub-Account reflects only the performance of an assumed investment in the Sub-Account for the Policies during the particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the Portfolio in which the Sub-Account invests and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future. Actual returns may be more or less than those shown and will depend on a number of factors, including the investment allocations by an Owner and the different investment rates of return for the Portfolios.

APPENDIX: B

                ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES,
             CASH SURRENDER VALUES AND ACCUMULATED VALUE OF PREMIUMS

The tables in Appendix B illustrate the way the Policies operate. They show how the Death Benefit, Cash Surrender Value and Account Value change over an extended period of time assuming hypothetical gross rates of return (i.e. investment income and capital gains, realized or unrealized) for the Separate Account equal to constant after-tax annual rates of 0%, 6% and 12%. The tables are based on payment of an annual premium of $1,275 for a male Age 45 and $2,100 for a male Age 55; and a Face Amount of $100,000. The males aged 45 and 55 are assumed to be in the Preferred - standard premium risk class. The tables are first given based on current (i.e., non-guaranteed) premium load, administrative expense charge, cost of insurance rates, and mortality and expense risk charge, and the policy benefit charge and expected Premium Value Bonuses and Cash Value Bonuses beginning in the 9th Policy Year. The next tables are based on the guaranteed premium load, administrative expense charge, cost of insurance rates, and mortality and expense risk charge, and the policy benefit charge and the guaranteed Premium Value Bonuses beginning in the 9th Policy Year.

The Death Benefits, Cash Surrender Values and Account Values shown in the tables also reflect a simple average of the investment advisory fees and operating expenses incurred by the Portfolios, at an annual rate of 1.12% of the average daily net assets of the Portfolios. This average reflects a voluntary cap on the investment advisory fees. If the investment adviser discontinues these caps, the values illustrated on the following pages could be less. (See "Highlights")

Taking account of the charges for mortality and expense risks and administrative expense in the Separate Account and the average investment advisory fee and operating expenses of the Portfolios, the gross current annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -1.62%, 4.38% and 10.38%, respectively, for the "current" tables, and -2.02%, 3.98% and 9.98% respectively, for the "guaranteed" tables. The hypothetical rates of return shown in the tables do not reflect any tax charges attributable to the Separate Account since no such charges are currently made. If any such charges are imposed in the future, the gross annual rate of return would have to exceed the rates shown by an amount sufficient to cover the tax charges, in order to produce the Death Benefits, Cash Surrender Values and Account Values illustrated. (See "Taxation of the Company and the Separate Account.")

The second column of each table shows the amount which would accumulate if the assumed premiums were invested to earn interest, after taxes of 5% per year, compounded annually.

                                MALE ISSUE AGE 45
          PREFERRED STANDARD PREMIUM RATE CLASS - $1,275 ANNUAL PREMIUM
              $100,000 INITIAL FACE AMOUNT - DEATH BENEFIT OPTION A
                    CURRENT POLICY CHARGES AND BONUS FACTORS

                                                 Values Based on Assumed Hypothetical Gross Investment Returns of:
                               ---------------------------------------------------------------------------------------------------
                                        0% (1)(2)(3)                      6% (1)(2)(3)                      12% (1)(2)(3)
                Premiums       -----------------------------    ------------------------------     -------------------------------
   End of      Accumulated                 Cash                             Cash                                 Cash
   Policy        at 5%         Account   Surrender    Death     Account   Surrender     Death      Account     Surrender    Death
    Year       Interest (1)     Value      Value     Benefit     Value      Value      Benefit      Value        Value     Benefit
    ----       ------------     -----      -----     -------     -----      -----      -------      -----        -----     -------
      1            1,339          842         45     100,000       905        108      100,000        967           171    100,000
      2            2,744        1,630         36     100,000     1,807        213      100,000      1,992           399    100,000
      3            4,220        2,400        806     100,000     2,744      1,151      100,000      3,120         1,526    100,000
      4            5,770        3,128      1,534     100,000     3,694      2,100      100,000      4,335         2,741    100,000
      5            7,397        3,863      2,269     100,000     4,705      3,111      100,000      5,699         4,106    100,000
      6            9,106        4,591      3,316     100,000     5,769      4,494      100,000      7,216         5,941    100,000
      7           10,900        5,315      4,359     100,000     6,888      5,932      100,000      8,903         7,947    100,000
      8           12,784        6,021      5,224     100,000     8,054      7,257      100,000     10,767         9,970    100,000
      9           14,762        6,749      6,111     100,000     9,309      8,671      100,000     12,868        12,230    100,000
     10           16,839        7,388      6,910     100,000    10,543     10,065      100,000     15,115        14,637    100,000
     15           28,888        9,614      9,614     100,000    16,761     16,761      100,000     29,706        29,706    100,000
     20           44,267        9,409      9,409     100,000    22,069     22,069      100,000     51,602        51,602    100,000
     25           63,895        8,058      8,058     100,000    27,581     27,581      100,000     87,291        87,291    100,500
     30           88,945        6,758      6,758     100,000    34,786     34,786      100,000    148,566       148,566    157,677

(1) Assumes annual premium payments are paid in full at the beginning of each Policy Year. Values would differ if the amount or frequency of payment varies.

(2) Zero values in the Death Benefit column indicate Policy lapse in the absence of sufficient additional premium payments.

(3) Reflects Premium Value Bonuses and Cash Value Bonuses credited under the following nonguaranteed factors for Policy Years 9 and after:

       Premium Value Percentage: 11%      Cash Value Bonus Factors:   Cash Surrender Value less than $25,000:     .00%
                                                                      Cash Surrender Value $25,000 to $100,000:   .10%
                                                                      Cash Surrender Value $100,001 or more:      .15%


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATIVE OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING ECONOMIC CONDITIONS, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND ACCOUNT VALUE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                MALE ISSUE AGE 45
          PREFERRED STANDARD PREMIUM RATE CLASS - $1,275 ANNUAL PREMIUM
              $100,000 INITIAL FACE AMOUNT - DEATH BENEFIT OPTION A
                   GUARANTEED POLICY CHARGES AND BONUS FACTORS

                                                 Values Based on Assumed Hypothetical Gross Investment Returns of:
                               ---------------------------------------------------------------------------------------------------
                                        0% (1)(2)(3)                      6% (1)(2)(3)                      12% (1)(2)(3)
                Premiums       -----------------------------    ------------------------------     -------------------------------
   End of      Accumulated                 Cash                             Cash                                 Cash
   Policy        at 5%         Account   Surrender    Death     Account   Surrender     Death      Account     Surrender    Death
    Year       Interest (1)     Value      Value     Benefit     Value      Value      Benefit      Value        Value     Benefit
    ----       ------------     -----      -----     -------     -----      -----      -------      -----        -----     -------
      1            1,339          753          0     100,000       812         15      100,000       871            74     100,000
      2            2,744        1,473          0     100,000     1,638         44      100,000     1,810           217     100,000
      3            4,220        2,149        555     100,000     2,467        873      100,000     2,814         1,220     100,000
      4            5,770        2,793      1,200     100,000     3,312      1,718      100,000     3,900         2,306     100,000
      5            7,397        3,395      1,801     100,000     4,160      2,566      100,000     5,065         3,472     100,000
      6            9,106        3,941      2,666     100,000     5,000       3725      100,000     6,306         5,031     100,000
      7           10,900        4,434      3,478     100,000     5,832      4,876      100,000     7,631         6,674     100,000
      8           12,784        4,874      4,077     100,000     6,655      5,858      100,000     9,048         8,251     100,000
      9           14,762        5,312      4,674     100,000     7,521      6,883      100,000    10,621         9,984     100,000
     10           16,839        5,674      5,196     100,000     8,355      7,877      100,000    12,289        11,810     100,000
     15           28,888        6,133      6,133     100,000    11,733     11,733      100,000    22,152        22,152     100,000
     20           44,267        3,458      3,458     100,000    12,441     12,441      100,000    34,679        34,679     100,000
     25           63,895        7,660        766     100,000    11,247     11,247      100,000    53,196        53,196     100,000
     30           88,945            0          0           0     9,736      9,736      100,000    84,283        84,283     100,000

(1) Assumes annual premium payments are paid in full at the beginning of each Policy Year. Values would differ if the amount or frequency of payment varies.

(2) Zero values in the Death Benefit column indicate Policy lapse in the absence of sufficient additional premium payments.

(3) Reflects Premium Value Bonuses and Cash Value Bonuses credited under the following guaranteed factors for Policy Years 9 and after:

         Premium Value Percentage: 6%      Cash Value Bonus Factor:  .00%


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATIVE OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING ECONOMIC CONDITIONS, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND ACCOUNT VALUE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                MALE ISSUE AGE 55
          PREFERRED STANDARD PREMIUM RATE CLASS - $2,100 ANNUAL PREMIUM
              $100,000 INITIAL FACE AMOUNT - DEATH BENEFIT OPTION A
                    CURRENT POLICY CHARGES AND BONUS FACTORS

                                                 Values Based on Assumed Hypothetical Gross Investment Returns of:
                               ---------------------------------------------------------------------------------------------------
                                        0% (1)(2)(3)                      6% (1)(2)(3)                      12% (1)(2)(3)
                Premiums       -----------------------------    ------------------------------     -------------------------------
   End of      Accumulated                 Cash                             Cash                                 Cash
   Policy        at 5%         Account   Surrender    Death     Account   Surrender     Death      Account     Surrender    Death
    Year       Interest (1)     Value      Value     Benefit     Value      Value      Benefit      Value        Value     Benefit
    ----       ------------     -----      -----     -------     -----      -----      -------      -----        -----     -------
      1             2,205       1,351         38     100,000     1,453        140      100,000      1,555           243    100,000
      2             4,520       2,537          0     100,000     2,822        197      100,000      3,120           495    100,000
      3             6,951       3,618        993     100,000     4,163      1,538      100,000      4,758         2,133    100,000
      4             9,504       4,619      1,994     100,000     5,502      2,877      100,000      6,504         3,879    100,000
      5            12,184       5,578      2,953     100,000     6,873      4,248      100,000      8,408         5,783    100,000
      6            14,998       6,493      4,393     100,000     8,278      6,178      100,000     10,487         8,387    100,000
      7            17,953       7,353      5,778     100,000     9,708      8,133      100,000     12,748        11,173    100,000
      8            21,056       8,136      6,823     100,000    11,139      9,826      100,000     15,186        13,874    100,000
      9            24,314       8,909      7,859     100,000    12,641     11,591      100,000     17,894        16,844    100,000
     10            27,734       9,499      8,711     100,000    14,038     13,250      100,000     20,715        19,928    100,000
     15            47,581       9,960      9,960     100,000    19,502     19,502      100,000     37,494        37,494    100,000
     20            72,910       4,472      4,472     100,000    19,727     19,727      100,000     58,360        58,360    100,000
     25           105,238           0          0           0    16,364     16,364      100,000     89,562        89,562    100,000
     30           146,498           0          0           0    12,025     12,025      100,000    143,199       143,199    149,342



(1) Assumes annual premium payments are paid in full at the beginning of each Policy Year. Values would differ if the amount or frequency of payment varies.

(2) Zero values in the Death Benefit column indicate Policy lapse in the absence of sufficient additional premium payments.

(3) Reflects Premium Value Bonuses and Cash Value Bonuses credited under the following nonguaranteed factors for Policy Years 9 and after:

        Premium Value Percentage:  11%      Cash Value Bonus Factors:  Cash Surrender Value less than $25,000:    .00%
                                                                       Cash Surrender Value $25,000 to $100,000:  .10%
                                                                       Cash Surrender Value $100,001 or more:     .15%


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATIVE OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING ECONOMIC CONDITIONS, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND ACCOUNT VALUE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                MALE ISSUE AGE 55
          PREFERRED STANDARD PREMIUM RATE CLASS - $2,100 ANNUAL PREMIUM
              $100,000 INITIAL FACE AMOUNT - DEATH BENEFIT OPTION A
                   GUARANTEED POLICY CHARGES AND BONUS FACTORS

                                                 Values Based on Assumed Hypothetical Gross Investment Returns of:
                               ---------------------------------------------------------------------------------------------------
                                        0% (1)(2)(3)                      6% (1)(2)(3)                      12% (1)(2)(3)
                Premiums       -----------------------------    ------------------------------     -------------------------------
   End of      Accumulated                 Cash                             Cash                                 Cash
   Policy        at 5%         Account   Surrender    Death     Account   Surrender     Death      Account     Surrender    Death
    Year       Interest (1)     Value      Value     Benefit     Value      Value      Benefit      Value        Value     Benefit
    ----       ------------     -----      -----     -------     -----      -----      -------      -----        -----     -------
      1             2,205       1,072          0     100,000     1,164         0       100,000     1,256             0     100,000
      2             4,520       2,049          0     100,000     2,298         0       100,000     2,559             0     100,000
      3             6,951       2,931        306     100,000     3,401       776       100,000     3,915         1,290     100,000
      4             9,504       3,707      1,082     100,000     4,458     1,833       100,000     5,315         2,690     100,000
      5            12,184       4,356      1,731     100,000     5,444     2,819       100,000     6,741         4,116     100,000
      6            14,998       4,878      2,778     100,000     6,355     4,255       100,000     8,194         6,094     100,000
      7            17,953       5,264      3,689     100,000     7,175     5,600       100,000     9,665         8,090     100,000
      8            21,056       5,478      4,166     100,000     7,863     6,550       100,000    11,117         9,805     100,000
      9            24,314       5,616      4,566     100,000     8,507     7,457       100,000    12,648        11,598     100,000
     10            27,734       5,563      4,775     100,000     8,985     8,198       100,000    14,141        13,353     100,000
     15            47,581       1,674      1,674     100,000     7,702     7,702       100,000    19,900        19,900     100,000
     20            72,910           0          0           0         0         0             0    17,885        17,885     100,000
     25           105,238           0          0           0         0         0             0     7,122         7,122     100,000
     30           146,498           0          0           0         0         0             0         0             0           0


(1) Assumes annual premium payments are paid in full at the beginning of each Policy Year. Values would differ if the amount or frequency of payment varies.

(2) Zero values in the Death Benefit column indicate Policy lapse in the absence of sufficient additional premium payments.

(3) Reflects Premium Value Bonuses and Cash Value Bonuses credited under the following guaranteed factors for Policy Years 9 and after:
        Premium Value Percentage:  6%     Cash Value Bonus Factor:  .00%

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATIVE OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING ECONOMIC CONDITIONS, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND ACCOUNT VALUE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        APPENDIX C: FINANCIAL STATEMENTS

The financial statements of the Company contained in this prospectus should be considered to bear only upon the ability of the Company to meet its obligations under the Policies. They should not be considered as bearing upon the investment experience of the Separate Account.

The following financial statements are included in this Appendix:

First Variable Life Insurance Company separate Account VL September 30, 1997
     Financial Statements and Notes to Financial Statements - Unaudited

First Variable Life Insurance Company September 30, 1997 Financial Statements and Notes to Financial Statements - Unaudited

First Variable Life Insurance Company December 31, 1996 and December 31, 1995
     Financial Statements and Notes to Financial Statements - Audited

                      First Variable Life Insurance Company
                               Separate Account VL

                      Statement of Assets, Liabilities and
                             Contract Owners' Equity

                               September 30, 1997
                                   (Unaudited)

                                                         HIGH                               U.S.
                                   CASH                 INCOME     MULTIPLE    MATRIX    GOVERNMENT    WORLD    GROWTH &
                                MANAGEMENT   GROWTH      BOND     STRATEGIES   EQUITY       BOND      EQUITY     INCOME   SMALL CAP
                       TOTAL     DIVISION   DIVISION   DIVISION    DIVISION   DIVISION    DIVISION   DIVISION   DIVISION   DIVISION
                     ---------------------------------------------------------------------------------------------------------------
ASSETS
Investments in
 Variable Investors
 Series Trust,
 at value
 (cost $1,268,022)   $1,308,960  $55,248    $367,414   $100,451    $125,752   $6,909                 $129,648   $298,468   $225,070

Receivable from
 First Variable
 Life Insurance
 Company                     82        1      17,061         21                                                               2,944
                     ---------------------------------------------------------------------------------------------------------------

Total                $1,309,042  $55,249    $384,475   $100,472    $125,752   $6,909                 $129,648   $298,468   $228,011
                     ===============================================================================================================

LIABILITIES

Payable to First
 Variable Life
 Insurance Company                                                                                      2,903     17,042

Contract
 owners' equity       1,309,042   55,249     384,475    100,472     125,752    6,909                  126,745    281,426    228,014
                     ---------------------------------------------------------------------------------------------------------------

Liabilities and
 contract            ===============================================================================================================
 owners' equity:     $1,309,042  $55,249    $384,475   $100,472    $125,752   $6,909                 $129,648   $298,468   $228,011
                     ===============================================================================================================

See accompanying notes.

                      First Variable Life Insurance Company
                               Separate Account VL

                             Statement of Operations

         For the Period From March 31, 1997 (Commencement of Operations)
                           Through September 30, 1997
                                   (Unaudited)

                                                         HIGH                               U.S.
                                   CASH                 INCOME     MULTIPLE    MATRIX    GOVERNMENT    WORLD    GROWTH &  SMALL CAP
                                MANAGEMENT   GROWTH      BOND     STRATEGIES   EQUITY       BOND      EQUITY     INCOME     GROWTH
                         TOTAL   DIVISION   DIVISION   DIVISION    DIVISION   DIVISION    DIVISION   DIVISION   DIVISION   DIVISION
                        ------------------------------------------------------------------------------------------------------------
Investment income:
 Dividends              $ 4,396    $395      $ 1,659    $  271      $  234      $  677       $ 56      $1,066              $    38

Expenses:
 Fees paid to
  First Variable
  Life Insurance
  Company:
   Mortality and
    expense risk          1,902      79          452       255         100          59         11         232        352       362
                        ------------------------------------------------------------------------------------------------------------
Total expenses            1,902      79          452       255         100          59         11         232        352       362
                        ------------------------------------------------------------------------------------------------------------

Net investment
 income (loss)            2,494     316        1,207        16         134         618         45         834       (352)     (324)

Realized and
 unrealized gain
 on investments:
  Realized gain
   on Series Trust:
    Variable Investors
    Series Trust
    shares redeemed      11,704                3,043     2,532          14       1,078        142       1,751        987     2,157
 Net unrealized
  appreciation on
  investments during
  the period             40,938                8,031       967       2,416         258                  3,877     10,235    15,154
                        ------------------------------------------------------------------------------------------------------------
Net realized and
 unrealized gain
 on investments          52,642               11,074     3,499       2,430       1,336        142       5,628     11,222    17,311
                        ------------------------------------------------------------------------------------------------------------

Net increase in
 net assets
 resulting from
 operations             $55,136    $316      $12,281    $3,515      $2,564      $1,954       $187      $6,462    $10,870   $16,987
                        ============================================================================================================

See accompanying notes.

                      First Variable Life Insurance Company
                               Separate Account VL

                       Statement of Changes in Net Assets
              For the Period from March 31, 1997 (commencement of
                     operations) through September 30, 1997
                                   (Unaudited)

                                                         HIGH                                U.S.
                                   CASH                 INCOME     MULTIPLE    MATRIX    GOVERNMENT    WORLD    GROWTH &
                                MANAGEMENT   GROWTH      BOND     STRATEGIES   EQUITY       BOND      EQUITY     INCOME   SMALL CAP
                         TOTAL   DIVISION   DIVISION   DIVISION    DIVISION   DIVISION    DIVISION   DIVISION   DIVISION   DIVISION
                   -----------------------------------------------------------------------------------------------------------------
OPERATIONS
Net investment
 income              $   2,494  $  316     $  1,207   $    16     $   134    $    618    $    45     $   834    $  (352) $    (324)
Realized gain
 on Variable
 Investors
  Series Trust
  shares redeemed       11,704                3,043     2,532          14       1,078        142       1,751        987      2,157
Net unrealized
 appreciation
 on investments
 during the period      40,938                8,031       967       2,416         258                  3,877     10,235     15,154
                   -----------------------------------------------------------------------------------------------------------------
Net increase in net
 assets resulting
 from operations        55,136     316       12,281     3,515       2,564       1,954        187       6,462     10,870     16,987

FROM CONTRACT OWNER
 TRANSACTIONS
Net proceeds from
 sale of
 accumulation
 units               1,205,259  63,134      305,985   127,441     120,889      11,299     10,616     132,683    280,316    152,896
Cost of
 accumulation
 units terminated
 and exchanged          48,647  (8,201)      66,209   (30,484)      2,299      (6,344)   (10,803)    (12,400)    (9,760)    58,131
                   -----------------------------------------------------------------------------------------------------------------
Increase
 in net assets
 from contract
 owner
 transactions        1,253,906  54,933      372,194    96,957     123,188       4,955       (187)    120,283    270,556    211,027
                   -----------------------------------------------------------------------------------------------------------------

Increase
 in net assets       1,309,042  55,249      384,475   100,472     125,752       6,909          0     126,745    281,426    228,014
Net assets at
 beginning of
 period                      0       0            0         0           0           0          0           0          0          0
                   -----------------------------------------------------------------------------------------------------------------

Net assets at
 end of period     $ 1,309,042  $ 55,249   $ 384,475 $ 100,472   $ 125,752   $   6,909    $     0  $  126,745  $ 281,426  $ 228,014
                   =================================================================================================================

See accompanying notes.

                      First Variable Life Insurance Company
                               Separate Account VL
                    Notes to Financial Statements (continued)
                               September 30, 1997
                                   (Unaudited)


1. ORGANIZATION

Separate Account VL (the Fund) is a segregated account of First Variable Life Insurance Company (First Variable Life) and is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 1940 Act). Each of the nine investment divisions of the Fund are invested solely in the shares of the nine corresponding portfolios of the Variable Investors Series Trust (the Trust), a no-load, diversified, open-end, series management investment company registered under the 1940 Act. Under applicable insurance law, the assets and liabilities of the Fund are clearly identified and distinguished from the other assets and liabilities of First Variable Life. The Fund cannot be charged with liabilities arising out of any other business of First Variable Life.

First Variable Life is a wholly-owned subsidiary of Irish Life of North America, Inc. (ILoNA), which is a wholly-owned subsidiary of Irish Life, plc. (Irish
Life) of Dublin, Ireland. First Variable Life is domiciled in the State of Arkansas.

The assets of the Fund are not available to meet the general obligations of First Variable Life or ILoNA and are held for the exclusive benefit of the contract owners participating in the Fund.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements. The policies are in conformity with generally accepted accounting principles.

GENERAL

The accompanying unaudited financial statements include all adjustments, consisting of normal recurring accruals, that management considers necessary for fair presentation of the Company's financial position and results of operations as of and for the interim period presented. The results of operations for the six months ended September 30, 1997 are not necessarily indicative of the results to be expected for the full year.

INVESTMENTS

The investments in shares of the Trust are stated at the net asset value per share of the respective portfolios of the Trust. Investment transactions are accounted for on the date the shares are purchased or sold. The cost of shares sold and redeemed is determined on the first-in, first-out method. Dividends and capital gain distributions received from the Trust are reinvested in additional shares of the Trust and are recorded as income by the Fund on the ex-dividend date.

FEDERAL INCOME TAXES

For federal income tax purposes, operations of the Fund are combined with those of First Variable Life, which is taxed as a life insurance company. First Variable Life anticipates no tax liability resulting from the operations of the Fund. Therefore, no provision for income taxes has been charged against the Fund.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

The following table presents selected data for investments in each of the Portfolios of the Trust at September 30, 1997.


                                         NUMBER OF                 NET ASSET
                                          SHARES        COST         VALUE
                                      ------------------------------------------
Cash Management Portfolio                  55,248   $   55,248    $   55,248
Growth Portfolio                            9,566      359,383       367,414
High Income Bond Portfolio                  9,889       99,484       100,451
Multiple Strategies Portfolio               8,142      123,336       125,752
Matrix Equity Portfolio                       379        6,651         6,909
U.S. Government Bond Portfolio
World Equity Portfolio                      7,391      125,771       129,648
Growth & Income Portfolio                  18,880      288,233       298,468
Small Cap Growth Portfolio                 12,387      209,916       225,070
                                                    ---------------------------
Total                                               $1,268,022    $1,308,960
                                                    ===========================

4. CONTRACT OWNERS' EQUITY

Variable life insurance contract owners' equity at September 30, 1997 consists of the following:

                                   ACCUMULATION        ACCUMULATION UNIT
                                       UNITS                 VALUE        EQUITY
                                   ----------------------------------------------
Cash Management Division                5,425.078            10.184    $   55,249
Growth Division                        30,074.703            12.784       384,475
High Income Bond Division               9,235.407            10.879       100,472
Multiple Strategies Division           10,192.252            12.338       125,752
Matrix Equity Division                    562.255            12.288         6,909
U.S. Government Bond Division
World Equity Division                  10,634.754            11.918       126,745
Growth & Income Division               22,904.370            12.287       281,426
Small Cap Growth Division              16,854.967            13.528       228,014
                                                                       ----------
Subtotal                                                               $1,309,042
                                                                       ==========

5. PURCHASES AND SALES OF SECURITIES

Cost of purchases and proceeds from sales of Trust shares by the Fund during the period ended September 30, 1997 are shown below.

                                           PURCHASES                  SALES
                                         ------------------------------------
Cash Management Portfolio                    63,133                    8,200
Growth Portfolio                            372,194
High Income Bond Portfolio                  127,441                   30,484
Multiple Strategies Portfolio               123,188
Matrix Equity Portfolio                      11,299                    6,344
U.S. Government Bond Portfolio               10,617                   10,804
World Equity Portfolio                      132,683                   12,400
Growth & Income Portfolio                   280,316                    9,760
Small Cap Growth Portfolio                  211,027
                                         ------------------------------------

Totals                                    1,331,898                   77,992
                                         ====================================

6. EXPENSES

First Variable Life charges the Fund, based on the value of the Fund, at an annual rate of 0.90% for mortality risks, 0.20% for distribution expense risks,
 .40% for administrative expense risks, .25% for premium taxes, and .20% for federal taxes. Total charges to the Fund for all the policy forms for the period ended September 30, 1997 were $1,902.

7. DIVERSIFICATION REQUIREMENTS

Under the provisions of Section 817(h) of the Internal Revenue Code, a variable contract, other than a contract issued in connection with certain types of employee benefits plans, will not be treated as an annuity contract for federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

The Internal Revenue Service has issued regulations under section 817(h) of the Code. First Variable Life believes that the Fund satisfies the current requirements of the regulations, and it intends that the Fund will continue to meet such requirements.

8. PRINCIPAL UNDERWRITER AND GENERAL DISTRIBUTOR

First Variable Capital Services, Inc., a wholly-owned subsidiary of First Variable Life, is principal underwriter and general distributor of the contracts issued through the Fund.

                            Financial Statements - -

                      First Variable Life Insurance Company

                               September 30, 1997

                      First Variable Life Insurance Company
                 Consolidated Balance Sheet-GAAP Basis-Unaudited
                               September 30, 1997

ASSETS
Investments:
  Fixed maturities-available for sale, at market               $293,015,365
  Equity securities, at market value                              1,084,352
  Other invested assets                                             482,852
                                                               ------------
Total investments                                               294,582,569

Cash and cash equivalents                                         4,683,964
Accrued investment income                                         5,268,559
Deferred policy acquisition costs                                 7,183,326
Value of insurance inforce acquired                              18,737,733
Property and equipment, less accumulated depreciation               471,606
Goodwill, less accumulated amortization                           2,484,501
Other assets                                                      1,371,923
Assets held in separate accounts                                220,549,492
                                                               ------------

Total assets                                                   $555,333,673
                                                               ============

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Future policy benefits for life and annuity products         $235,538,673
  Unearned revenue reserve                                          244,490
  Supplementary contracts without life contingencies             21,512,573
  Deferred income tax tax liability                               6,798,231
  Other liabilities                                               1,844,094
  Liabilities related to separate accounts                      220,549,492
                                                               ------------
Total liabilities                                               486,487,553

Stockholder's equity
  Capital stock, par value $1.00 per share-authorized
    3,500,000 shares, issued and outstanding
    2,500,000 shares                                              2,500,000
  Additional paid-in capital                                     53,104,000
  Net unrealized investment gains                                 9,081,895
  Retained earnings                                               4,160,225
                                                               ------------
Total stockholder's equity                                       68,846,120
                                                               ------------

Total liabilities and stockholder's equity                     $555,333,673
                                                               ============

                      First Variable Life Insurance Company
              Consolidated Statement of Income-GAAP Basis-Unaudited
                  For the Nine Months Ended September 30, 1997


Revenues:
  Annuity and life product charges                   $ 2,243,728
  Net investment income                               16,792,910
  Realized gains on investments                          903,306
  Other income                                           994,344
                                                     -----------
Total revenues                                        20,934,288

Benefits and expenses:
  Annuity and life benefits                           11,164,840
  Underwriting, acquisition and insurance
    expenses                                           7,360,628
  Management fee paid to parent                          360,000
  Other expenses                                         994,344
                                                     -----------
Total benefits and expenses                           19,879,812
                                                     -----------
Income before income taxes                             1,054,476

Income taxes                                             362,251
                                                     -----------

Net income                                           $   692,225
                                                     ===========

                      First Variable Life Insurance Company
            Consolidated Statement of Changes in Stockholder's Equity
                              GAAP Basis-Unaudited
                               September 30, 1997


                                                                      NET
                                                                  UNREALIZED
                                                 ADDITIONAL       INVESTMENT                     TOTAL
                                    CAPITAL       PAID-IN            GAINS        RETAINED    STOCKHOLDER'S
                                     STOCK        CAPITAL          (LOSSES)       EARNINGS       EQUITY
                                  -------------------------------------------------------------------------
Balance at January 1, 1997        $2,500,000     $53,104,000      $7,324,000     $3,468,000    $66,396,000
  Net income for 1997                      _               _               _        692,225        692,225
  Change in net unrealized
    investment gains                       _               _       1,757,895              _      1,757,895
                                  ------------------------------------------------------------------------

Balance at September 30, 1997     $2,500,000     $53,104,000      $9,081,895     $4,160,225    $68,846,120
                                  ========================================================================

                      First Variable Life Insurance Company

              Notes to Financial Statements--GAAP Basis - Unaudited

                               September 30, 1997

1. SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

First Variable Life Insurance Company (the Company), a life insurance company domiciled in the State of Arkansas, is a wholly-owned subsidiary of Irish Life of North America, Inc. (ILONA), which is owned by Irish Life, plc (Irish Life) of Dublin, Ireland. All outstanding shares of the Company were purchased by ILONA from Monarch Life Insurance Company (Monarch Life), a Massachusetts life insurance company on September 22, 1994.

The Company is licensed in 49 states and sells variable and fixed annuity and variable universal life products through regional wholesalers and insurance brokers.


GENERAL

The accompanying unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, that management considers necessary for fair presentation of the Company's financial position and results of operations as of and for the interim period presented. Certain footnote disclosures normally included in financial statements prepared in accordance with GAAP accounting practices have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, although the Company believes the disclosures in these financial statements are adequate to present fairly the information contained herein. The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for the full year.

                         REPORT OF INDEPENDENT AUDITORS




The Board of Directors and Stockholder
First Variable Life Insurance Company


We have audited the accompanying consolidated balance sheets of First Variable Life Insurance Company (the Company) as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the years then ended and for the period September 22, 1994 (date operations acquired) through December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Variable Life Insurance Company at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for the years then ended and for the period September 22, 1994 (date operations acquired) through December 31, 1994, in conformity with generally accepted accounting principles.


                                                     /s/ ERNST & YOUNG  LLP
                                                     ----------------------
                                                     ERNST & YOUNG LLP

Boston, Massachusetts
February 7, 1997

                      First Variable Life Insurance Company
                           Consolidated Balance Sheets



                                                                                   DECEMBER 31
                                                                             1996               1995
                                                                         ------------       ------------
ASSETS
Investments:
   Fixed maturities--available-for-sale, at market
     (amortized cost: 1996--$278,305,000; 1995--$290,943,000)            $294,195,000       $319,589,000
   Equity securities, at market value
     (cost: $684,000 in 1996 and 1995)                                        691,000            322,000
   Other invested assets                                                       94,000                 --
                                                                         ------------       ------------
Total investments                                                         294,980,000        319,911,000

Cash and cash equivalents                                                   2,433,000          5,585,000
Accrued investment income                                                   5,636,000          5,943,000
Deferred policy acquisition costs                                           5,486,000          3,046,000
Value of insurance in force acquired                                       19,494,000         16,733,000
Property and equipment, less allowances for depreciation of
   $508,000 in 1996 and $228,000 in 1995                                      649,000            739,000
Goodwill, less accumulated amortization of $329,000 in 1996
   and $183,000 in 1995                                                     2,594,000          2,740,000
Other assets                                                                2,273,000            151,000
Assets held in separate accounts                                          176,306,000        132,176,000

                                                                         ------------       ------------
Total assets                                                             $509,851,000       $487,024,000
                                                                         ============       ============
LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
   Future policy benefits for annuity products                           $239,509,000       $255,694,000
   Unearned revenue reserve                                                    52,000                 --
   Supplementary contracts without life contingencies                      21,008,000         19,543,000
   Deferred income tax liability                                            5,642,000          7,826,000
   Other liabilities                                                          938,000          1,128,000
   Liabilities related to separate accounts                               176,306,000        132,176,000
                                                                         ------------       ------------
Total liabilities                                                         443,455,000        416,367,000

Commitments and contingencies

Stockholder's equity:
   Capital stock, par value $1.00 per share--authorized
     3,500,000 shares, issued and outstanding 2,500,000 shares              2,500,000          2,500,000
   Additional paid-in capital                                              53,104,000         53,104,000
   Net unrealized investment gains                                          7,324,000         13,189,000
   Retained earnings                                                        3,468,000          1,864,000
Total stockholder's equity                                                 66,396,000         70,657,000
                                                                         ------------       ------------

Total liabilities and stockholder's equity                               $509,851,000       $487,024,000
                                                                         ============       ============

See accompanying notes.

                      First Variable Life Insurance Company

                        Consolidated Statements of Income



                                                                                                         PERIOD FROM
                                                                                                      SEPTEMBER 22, 1994
                                                                                                       (DATE OPERATIONS
                                                                      YEAR ENDED DECEMBER 31           ACQUIRED) THROUGH
                                                                     1996               1995           DECEMBER 31, 1994
                                                                --------------------------------------------------------
Revenues:
   Annuity product charges                                        $ 2,408,000       $ 1,786,000          $   344,000
   Net investment income                                           23,458,000        23,465,000            5,318,000
   Realized gains on investments                                      972,000           900,000              541,000
   Other income                                                     1,114,000           829,000              178,000
                                                                --------------------------------------------------------
Total revenues                                                     27,952,000        26,980,000            6,381,000

Benefits and expenses:
   Annuity benefits                                                16,336,000        16,694,000            4,038,000
   Underwriting, acquisition and insurance expenses
                                                                    7,275,000         6,600,000            1,281,000
   Management fee paid to parent                                      480,000           480,000              120,000
   Other expenses                                                   1,421,000         1,269,000              214,000
                                                                --------------------------------------------------------
Total benefits and expenses                                        25,512,000        25,043,000            5,653,000
                                                                --------------------------------------------------------
Income before income taxes                                          2,440,000         1,937,000              728,000

Income taxes                                                          836,000           666,000              135,000
                                                                --------------------------------------------------------

Net income                                                        $ 1,604,000       $ 1,271,000           $  593,000
                                                                ========================================================


See accompanying notes.

                      First Variable Life Insurance Company

           Consolidated Statements of Changes in Stockholder's Equity



                                                                             NET
                                                                          UNREALIZED
                                                        ADDITIONAL        INVESTMENT                          TOTAL
                                        CAPITAL          PAID-IN            GAINS           RETAINED      STOCKHOLDER'S
                                         STOCK           CAPITAL           (LOSSES)         EARNINGS          EQUITY
                                      ---------------------------------------------------------------------------------
Initial capitalization
 on September 22, 1994
                                       $1,500,000      $49,104,000                                         $50,604,000
 Issuance of 1,000,000 shares
   of capital stock pursuant
   to stock dividend                    1,000,000       (1,000,000)                                                 --
 Net income for 1994                           --               --                         $  593,000          593,000
 Change in net unrealized
   investment gains/losses                     --               --       $(3,308,000)              --       (3,308,000)

Balance at December 31, 1994            2,500,000       48,104,000        (3,308,000)         593,000       47,889,000
 Contribution from parent                      --        5,000,000                --               --        5,000,000
 Net income for 1995                           --               --                --        1,271,000        1,271,000
 Change in net unrealized
   investment gains/losses                     --               --        16,497,000               --       16,497,000
                                      ---------------------------------------------------------------------------------
Balance at December 31, 1995            2,500,000       53,104,000        13,189,000        1,864,000       70,657,000
 Net income for 1996                           --               --                --        1,604,000        1,604,000
 Change in net unrealized
   investment gains/losses                     --               --        (5,865,000)              --       (5,865,000)
                                      ---------------------------------------------------------------------------------

Balance at December 31, 1996           $2,500,000      $53,104,000       $ 7,324,000       $3,468,000      $66,396,000
                                      =================================================================================


See accompanying notes.

                      First Variable Life Insurance Company

                      Consolidated Statements of Cash Flows


                                                                                                                    PERIOD FROM
                                                                                                                 SEPTEMBER 22, 1994
                                                                                                                  (DATE OPERATIONS
                                                                            YEAR ENDED DECEMBER 31                ACQUIRED) THROUGH
                                                                          1996                  1995              DECEMBER 31, 1994
                                                                      --------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                             $ 1,604,000          $  1,271,000            $    593,000
Adjustments to reconcile net income to net cash provided
   by operating activities:
       Adjustments related to interest-sensitive products:
             Annuity benefits                                           16,336,000            16,694,000               4,038,000
             Annuity product charges                                    (2,408,000)           (1,786,000)               (344,000)
   Realized gains on investments                                          (972,000)             (900,000)               (541,000)
   Policy acquisition costs deferred                                    (2,800,000)           (3,693,000)               (693,000)
   Amortization of deferred policy acquisition costs                       360,000               132,000                   8,000
   Provision for depreciation and other amortization                       524,000               481,000                 243,000
   Provision for deferred income taxes                                     836,000               666,000                 135,000
   Other                                                                (1,949,000)           (6,765,000)              1,724,000
                                                                      --------------------------------------------------------------
Net cash provided by operating activities                               11,531,000             6,100,000               5,163,000

INVESTING ACTIVITIES
Sale, maturity or repayment of investments:
       Fixed maturities--available-for-sale                             21,770,000            19,378,000               5,554,000
       Equity securities                                                        --             1,807,000                      --
                                                                      --------------------------------------------------------------
                                                                        21,770,000            21,185,000               5,554,000
Acquisition of investments:
   Fixed maturities--available-for-sale                                 (7,517,000)          (74,567,000)            (29,543,000)
   Equity securities                                                            --            (1,500,000)                     --
   Other                                                                   (94,000)                   --                      --
                                                                      --------------------------------------------------------------
                                                                        (7,611,000)          (76,067,000)            (29,543,000)

Other                                                                     (193,000)             (252,000)                (81,000)
                                                                      --------------------------------------------------------------
Net cash provided (used) by investing activities                        13,966,000           (55,134,000)            (24,070,000)

                      First Variable Life Insurance Company

                                                                                                                 PERIOD FROM
                                                                                                              SEPTEMBER 22, 1994
                                                                                                                (DATE OPERATIONS
                                                                          YEAR ENDED DECEMBER 31               ACQUIRED) THROUGH
                                                                      1996                      1995           DECEMBER 31, 1994
                                                                -----------------------------------------------------------------
FINANCING ACTIVITIES
Receipts from interest-sensitive products credited to
   policyholder account balances                                  $ 58,175,000              $ 67,063,000          $ 14,153,000
Return of policyholder account balances on
   interest-sensitive products                                     (86,824,000)              (72,196,000)          (16,285,000)
Contribution from parent                                                    --                 5,000,000            75,791,000
                                                                -----------------------------------------------------------------
Net cash provided (used) by financing activities                   (28,649,000)                 (133,000)           73,659,000
                                                                -----------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                (3,152,000)              (49,167,000)           54,752,000

Cash and cash equivalents at beginning of period                     5,585,000                54,752,000                    --
                                                                -----------------------------------------------------------------

Cash and cash equivalents at end of period                        $  2,433,000              $  5,585,000          $ 54,752,000
                                                                =================================================================



See accompanying notes.

                      First Variable Life Insurance Company

                   Notes to Consolidated Financial Statements

                                December 31, 1996


1. SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF BUSINESS

First Variable Life Insurance Company (the Company), a life insurance company domiciled in the State of Arkansas, is a wholly-owned subsidiary of Irish Life of North America, Inc. (ILoNA), which is owned by Irish Life, plc (Irish Life) of Dublin, Ireland. The Company is licensed in 49 states and sells variable and fixed annuity products through regional wholesalers and insurance brokers.

On September 22, 1994, ILoNA purchased the Company for $49,514,000 plus expenses of $1,090,000. The financial statements presented herein represent operations since the date of purchase.

CONSOLIDATION

The consolidated financial statements include the Company and its wholly-owned subsidiaries, First Variable Advisory Services Corp. and First Variable Capital Services, Inc. All significant intercompany transactions have been eliminated.

INVESTMENTS

FIXED MATURITIES AND EQUITY SECURITIES

Fixed-maturity securities (bonds) may be categorized as "available-for-sale," "held for investment" or "trading." Fixed-maturity securities which may be sold are designated as "available-for-sale." Available-for-sale securities are reported at market value, and unrealized gains and losses on these securities are included directly in stockholder's equity, net of certain adjustments (see
Note 3). Fixed-maturity securities that the Company has the positive intent and ability to hold to maturity are designated as "held-for-investment." Held-for-investment securities are reported at cost adjusted for amortization of premiums and discounts. Changes in the market value of these securities, except for declines that are other than temporary, are not reflected in the Company's financial statements. Securities that are bought and held principally for the purpose of selling them in the near term are designated as "trading securities." Unrealized gains and losses on trading securities are included in current earnings. At December 31, 1996 and 1995, all of the Company's fixed-maturity securities are designated as available-for-sale, although the Company is not precluded from designating fixed-maturity securities as held-for-investment or trading at some future date.

                      First Variable Life Insurance Company

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Premiums and discounts on investments are amortized/accrued using methods which result in a constant yield over the securities' expected lives.
Amortization/accrual of premiums and discounts on mortgage and asset-backed securities incorporates a prepayment assumption to estimate the securities' expected lives.

Equity securities (common stocks) are reported at market. The change in unrealized appreciation and depreciation of marketable equity securities (net of related deferred income taxes, if any) is included directly in stockholder's equity.

REALIZED GAINS AND LOSSES ON INVESTMENTS

The carrying values of all the Company's investments are reviewed on an ongoing basis for credit deterioration, and if this review indicates a decline in market value that is other than temporary, the Company's carrying value in the investment is reduced to its estimated realizable value (the sum of the estimated nondiscounted cash flows) and a specific writedown is taken. Such reductions in carrying value are recognized as realized losses and charged to income. Realized gains and losses on sales are determined on the basis of specific identification of investments. If the Company expects that an issuer of a security will modify its payment pattern from contractual terms but no writedown is required, future investment income is recognized at the rate implicit in the calculation of net realizable value under the expected payment pattern.

CASH AND CASH EQUIVALENTS

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

DEFERRED POLICY ACQUISITION COSTS AND VALUE OF INSURANCE IN FORCE ACQUIRED

To the extent recoverable from future policy revenues and gross profits, certain costs of acquiring new insurance business, principally commissions and other expenses related to the production of new business, have been deferred. The value of insurance in force acquired is an asset that arose at the date the Company was acquired by ILoNA. The initial value was determined by an actuarial study using expected future gross profits as a measurement of the net present value of the insurance acquired. Interest accrues on the current unamortized balance at 7%.

                      First Variable Life Insurance Company

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

These costs are being amortized generally in proportion to expected gross profits from surrender charges and investment, mortality and expense margins. That amortization is adjusted retrospectively when estimates of current or future gross profits (including the impact of investment gains and losses) to be realized from a group of products are revised.

PROPERTY AND EQUIPMENT

Property and equipment are reported at cost less allowances for depreciation. Depreciation expense is computed primarily using the straight-line method over the estimated useful lives of the assets.

GOODWILL

Goodwill represents the excess of the fair value of assets exchanged over the net assets acquired. Goodwill is being amortized on a straight-line basis over a period of twenty years.

The carrying value of goodwill is regularly reviewed for indicators of impairment in value which, in the view of management, are other than temporary. If facts and circumstances suggest that goodwill is impaired, the Company assesses the fair value of the underlying business and reduces goodwill to an amount that results in the book value of the underlying business approximating fair value. The Company has not recorded any such writedowns during the periods ended December 31, 1996, 1995 or 1994.

FUTURE POLICY BENEFITS

Future policy benefit reserves for annuity products are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances. Interest crediting rates for annuity products ranged from 4.5% to 6.5% in 1996, 4.5% to 6.8% in 1995 and 5.0% to 7.0% in 1994.

DEFERRED INCOME TAXES

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

                      First Variable Life Insurance Company

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SEPARATE ACCOUNTS

The separate account assets and liabilities reported in the accompanying consolidated balance sheets represent funds that are separately administered, principally for the benefit of certain policyholders who bear the investment risk. The separate account assets and liabilities are carried at fair value. Revenues and expenses related to the separate account assets and liabilities, to the extent of benefits paid or provided to the separate account policyholders, are excluded from the amounts reported in the accompanying consolidated statements of income.

RECOGNITION OF PREMIUM REVENUES AND COSTS

Revenues for annuity products consist of policy charges for the cost of insurance, administration charges and surrender charges assessed against policyholder account balances during the period. Expenses related to these products include interest credited to policyholder account balances and benefit claims incurred in excess of policyholder account balances.

Approximately 22%, 49% and 0% of the direct business written (as measured by premiums received) during the periods ended December 31, 1996, 1995 and 1994, respectively, were written through one wholesaler. The Company's management believes that other broker/dealers could generate the same level of sales on comparable terms. Direct premiums are not concentrated in any geographical area.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates and assumptions are utilized in the calculation of deferred policy acquisition costs, policyholder liabilities and accruals, postretirement benefits, guaranty fund assessment accruals and valuation allowances on investments. It is reasonably possible that actual experience could differ from the estimates and assumptions utilized which could have a material impact on the consolidated financial statements.

                      First Variable Life Insurance Company

2. FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards (SFAS) No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 also excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements and allows companies to forego the disclosures when those estimates can only be made at excessive cost. Accordingly, the aggregate fair value amounts presented herein are limited by each of these factors and do not purport to represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

      Fixed-Maturity Securities: Fair values for fixed-maturity securities have been determined by the Company's outside investment manager and are based on quoted market prices, when available, or price matrices for securities which are not actively traded, developed using yield data and other factors relating to instruments or securities with similar characteristics.

      Equity Securities: The fair values for equity securities are based on quoted market prices.

      Other Invested Assets and Cash and Cash Equivalents: The carrying amounts reported in the consolidated balance sheets for these instruments approximate their fair values.

      Assets and Liabilities of Separate Accounts: Separate account assets and liabilities are reported at estimated fair value in the Company's consolidated balance sheets.

                      First Variable Life Insurance Company

2.  FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

      Future Policy Benefits and Supplementary Contracts Without Life
      Contingencies: Fair values of the Company's liabilities under contracts not involving significant mortality or morbidity risks (principally deferred annuities) are stated at the cost the Company would incur to extinguish the liability; i.e., the cash surrender value.

The following sets forth a comparison of the fair values and carrying values of the Company's financial instruments subject to the provisions of SFAS No. 107 at December 31, 1996 and 1995:

                                                                 1996                                      1995
                                                  ---------------------------------         ---------------------------------
                                                     CARRYING                                  CARRYING
                                                       VALUE           FAIR VALUE                VALUE           FAIR VALUE
                                                  ---------------------------------         ---------------------------------
ASSETS
Fixed maturities-- available-for-sale              $294,195,000       $294,195,000           $319,589,000       $319,589,000
Equity securities                                       691,000            691,000                322,000            322,000
Other invested assets                                    94,000             94,000                     --                 --
Cash and cash equivalents                             2,433,000          2,433,000              5,585,000          5,585,000
Assets held in separate accounts                    176,306,000        176,306,000            132,176,000        132,176,000

LIABILITIES
Future policy benefits for annuity products         239,509,000        239,562,000            255,694,000        251,669,000
Supplementary contracts without life
   contingencies                                     21,008,000         21,008,000             19,543,000         19,543,000
Liabilities related to separate accounts            176,306,000        176,306,000            132,176,000        132,176,000

                      First Variable Life Insurance Company

3. INVESTMENT OPERATIONS

FIXED MATURITIES AND EQUITY SECURITIES

The following tables contain amortized cost and market value information on fixed maturities (bonds) and equity securities (common stocks) at December 31, 1996 and 1995:

                                                                           GROSS            GROSS
                                                      AMORTIZED         UNREALIZED        UNREALIZED                ESTIMATED
                                                        COST               GAINS            LOSSES                MARKET VALUE
                                                   ----------------------------------------------------------------------------
December 31, 1996 Fixed maturities--
 available-for-sale:
   United States Government and agencies:
     Mortgage and asset-backed securities           $ 25,641,000       $ 1,315,000       $  (105,000)             $ 26,851,000
     Other                                            22,483,000         1,109,000           (20,000)               23,572,000
   State, municipal and other governments              3,994,000           270,000                --                 4,264,000
   Public utilities                                   81,053,000         6,224,000           (44,000)               87,233,000
   Industrial and miscellaneous                      145,134,000         7,406,000          (265,000)              152,275,000
                                                   ----------------------------------------------------------------------------
Total fixed maturities-- available-for-sale
                                                    $278,305,000       $16,324,000       $  (434,000)             $294,195,000
                                                   ============================================================================
Equity securities                                   $    684,000       $     7,000                --              $    691,000
                                                   ============================================================================
December 31, 1995 Fixed maturities--
 available-for-sale:
   United States Government and agencies:
     Mortgage and asset-backed securities           $ 27,766,000       $ 2,465,000       $  (333,000)             $ 29,898,000
     Other                                            33,823,000         2,937,000           (63,000)               36,697,000
   State, municipal and other governments                     --                --                --                        --
   Public utilities                                   89,454,000        11,691,000          (698,000)              100,447,000
   Industrial and miscellaneous                      139,900,000        12,700,000           (53,000)              152,547,000
                                                   ----------------------------------------------------------------------------
Total fixed maturities--available-for-sale          $290,943,000       $29,793,000       $(1,147,000)             $319,589,000
                                                   ============================================================================

Equity securities                                   $    684,000       $        --       $  (362,000)             $    322,000
                                                   ============================================================================

                      First Variable Life Insurance Company

3. INVESTMENT OPERATIONS (CONTINUED)

The amortized cost and estimated market value of the Company's portfolio of fixed-maturity securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                     ESTIMATED
                                                   AMORTIZED           MARKET
                                                     COST               VALUE
                                                --------------------------------
    Due in one year or less                      $  1,011,000      $  1,019,000
    Due after one year through five years          65,683,000        67,758,000
    Due after five years through ten years        102,261,000       107,206,000
    Due after ten years                            83,709,000        91,361,000
    Mortgage and asset-backed securities           25,641,000        26,851,000
                                                --------------------------------

                                                 $278,305,000      $294,195,000
                                                ================================

The unrealized appreciation or depreciation on fixed-maturity and equity securities available-for-sale is reported as a separate component of stockholder's equity, reduced by adjustments to deferred policy acquisition costs and value of insurance in force acquired that would have been required as a charge or credit to income had such amounts been realized and a provision for deferred income taxes. Net unrealized investment gains (losses) as reported were comprised of the following:

                                                            DECEMBER 31
                                                        1996           1995
                                                    ----------------------------
    Unrealized appreciation on fixed-maturity
     and equity securities available-for-sale        $15,897,000    $28,284,000
    Adjustments for assumed changes in
     amortization pattern of:
        Deferred policy acquisition costs             (1,200,000)    (1,200,000)
        Value of insurance in force acquired          (3,600,000)    (7,100,000)
    Provision for deferred income taxes (benefit)     (3,773,000)    (6,795,000)
                                                    ----------------------------

    Net unrealized investment gains                  $ 7,324,000    $13,189,000
                                                    ============================

                      First Variable Life Insurance Company

3. INVESTMENT OPERATIONS (CONTINUED)

NET INVESTMENT INCOME

Components of net investment income are as follows:

                                                                   PERIOD FROM
                                                                SEPTEMBER 22, 1994
                                                                  (DATE OPERATIONS
                                   YEAR ENDED DECEMBER 31        ACQUIRED) THROUGH
                                   1996              1995        DECEMBER 31, 1994
                             ------------------------------------------------------
Income from:
 Fixed maturities--
  available-for-sale           $23,364,000       $22,635,000        $4,713,000
 Cash and cash equivalents         288,000         1,051,000           667,000
                             ------------------------------------------------------
                                23,652,000        23,686,000         5,380,000

Less investment expenses          (194,000)         (221,000)          (62,000)
                             ------------------------------------------------------

Net investment income          $23,458,000       $23,465,000        $5,318,000
                             ======================================================

REALIZED AND UNREALIZED GAINS AND LOSSES

Realized gains (losses) and the change in unrealized appreciation/depreciation on investments are summarized below:

                                                                           PERIOD FROM
                                                                        SEPTEMBER 22, 1994
                                                                          (DATE OPERATIONS
                                           YEAR ENDED DECEMBER 31        ACQUIRED) THROUGH
                                           1996              1995        DECEMBER 31, 1994
                                     ------------------------------------------------------
REALIZED
Fixed maturities--
 available-for-sale                   $    972,000       $   593,000        $   541,000
Equity securities                               --           307,000                 --
                                     ------------------------------------------------------
Realized gains on investments         $    972,000       $   900,000        $   541,000
                                     ======================================================

UNREALIZED
Fixed maturities--
 available-for-sale                   $(12,756,000)      $33,437,000        $(4,791,000)
Equity securities                          369,000          (133,000)          (229,000)
                                     ------------------------------------------------------
Change in unrealized
 appreciation/depreciation of
   investments                        $(12,387,000)      $33,304,000        $(5,020,000)
                                     ======================================================

                      First Variable Life Insurance Company

3. INVESTMENT OPERATIONS (CONTINUED)

An analysis of sales, maturities and principal repayments of the Company's fixed maturities portfolio (all classified as available-for-sale) for the periods ended December 31, 1996, 1995 and 1994 is as follows:

                                                                               GROSS            GROSS
                                                          AMORTIZED          REALIZED         REALIZED
                                                            COST               GAINS           LOSSES            PROCEEDS
                                                        --------------------------------------------------------------------
Year ended December 31, 1996
Scheduled principal repayments and calls                 $13,416,000        $  329,000        $  (8,000)       $13,737,000
Sales                                                      7,382,000           715,000          (64,000)         8,033,000
                                                        --------------------------------------------------------------------

Total                                                    $20,798,000        $1,044,000        $ (72,000)       $21,770,000
                                                        ====================================================================

Year ended December 31, 1995
Scheduled principal repayments and calls                 $ 6,448,000        $  117,000        $ (38,000)       $ 6,527,000
Sales                                                     12,337,000           635,000         (121,000)        12,851,000
                                                        --------------------------------------------------------------------
Total                                                    $18,785,000        $  752,000        $(159,000)       $19,378,000
                                                        ====================================================================

Period from September 22, 1994 (date operations
   acquired) through December 31, 1994
Scheduled principal repayments and calls                 $ 5,013,000        $  541,000               --        $ 5,554,000
Sales                                                             --                --               --                 --
                                                        --------------------------------------------------------------------

Total                                                    $ 5,013,000        $  541,000               --        $ 5,554,000
                                                        ====================================================================

Income taxes during the periods ended December 31, 1996, 1995 and 1994 include a provision of $331,000, $306,000 and $184,000, respectively, for the tax effect of realized gains.

                      First Variable Life Insurance Company

3. INVESTMENT OPERATIONS (CONTINUED)

OTHER

At December 31, 1996, fixed maturities with a carrying value of $8,500,000 were held on deposit with state agencies to meet regulatory requirements.

No investment in any person or its affiliates (other than bonds issued by agencies of the United States Government) exceeded 10% of stockholder's equity at December 31, 1996.

CONCENTRATIONS OF CREDIT RISK

The Company's investment in public utility bonds at December 31, 1996 represents 30% of total investments and 17% of total assets. The holdings of public utility bonds are widely diversified and all issues met the Company's investment policies and credit standards when purchased.

4. VALUE OF INSURANCE IN FORCE ACQUIRED

The value of insurance in force acquired is an asset that represents the present value of future profits on business acquired. An analysis of the value of insurance in force acquired for the periods ended December 31, 1996 and 1995 is as follows:




                                                                                   YEAR ENDED DECEMBER 31
                                                                                 1996                 1995
                                                                             -----------------------------------
Excluding impact on net unrealized investment gains and losses:
      Balance at beginning of period                                          $23,833,000          $24,476,000
      Accretion of interest during the period                                   1,642,000            1,691,000
      Amortization of asset                                                    (2,381,000)          (2,334,000)
                                                                             -----------------------------------
Balance prior to impact of net unrealized investment gains and losses          23,094,000           23,833,000
Offset against net unrealized investment gains and losses                      (3,600,000)          (7,100,000)
                                                                             -----------------------------------

Balance at end of period                                                      $19,494,000          $16,733,000
                                                                             ===================================

                      First Variable Life Insurance Company

4. VALUE OF INSURANCE IN FORCE ACQUIRED (CONTINUED)

Amortization of the value of insurance in force acquired for the next five years ending December 31 is expected to be as follows: 1997--$1,008,000; 1998--$1,113,000; 1999--$1,280,000; 2000--$1,430,000 and 2001--$1,384,000.

5. FEDERAL INCOME TAXES

The Company and its subsidiaries each file separate federal income tax returns. Deferred income taxes have been established by the Company and its subsidiaries based upon the temporary differences, the reversal of which will result in taxable or deductible amounts in future years when the related asset or liability is recovered or settled, within each entity.

Income tax expenses (credits) are included in the consolidated financial statements as follows:

                                                                                 PERIOD FROM
                                                                              SEPTEMBER 22, 1994
                                                                                (DATE OPERATIONS
                                                  YEAR ENDED DECEMBER 31       ACQUIRED) THROUGH
                                                   1996          1995          DECEMBER 31, 1994
                                              ---------------------------------------------------
Taxes provided in consolidated
 statements of income on income
 before income taxes-deferred                  $   836,000    $  666,000          $   135,000
                                              ---------------------------------------------------
                                                   836,000       666,000              135,000

Taxes provided in consolidated
 statements of changes in stockholder's
 equity:
  Amounts attributable to change in net
   unrealized investment gains/losses
   during year--deferred                        (3,022,000)    8,499,000           (1,704,000)
                                              ---------------------------------------------------

                                               $(2,186,000)   $9,165,000          $(1,569,000)
                                              ===================================================

                      First Variable Life Insurance Company
             Notes to Consolidated Financial Statements (continued)


5. FEDERAL INCOME TAXES (CONTINUED)

The effective tax rate on income before income taxes is different from the prevailing federal income tax rate as follows:

                                                                                 PERIOD FROM
                                                                              SEPTEMBER 22, 1994
                                                                                (DATE OPERATIONS
                                                 YEAR ENDED DECEMBER 31,       ACQUIRED) THROUGH
                                                   1996          1995          DECEMBER 31, 1994
                                              ---------------------------------------------------
Income before income taxes                      $2,440,000    $1,937,000           $ 728,000
                                              ===================================================
Income tax at federal statutory rate (34%)      $  830,000    $  659,000           $ 248,000
Tax effect (decrease) of:
   Business meals and entertainment                  6,000         5,000               1,000
   Other                                                --         2,000            (114,000)
                                              ---------------------------------------------------

Income tax expense                              $  836,000    $  666,000           $ 135,000
                                              ===================================================

The tax effect of temporary differences giving rise to the Company's deferred income tax assets and liabilities at December 31, 1996 and 1995 is as follows:


                                                  YEAR ENDED DECEMBER 31,
                                                   1996            1995
                                              -------------------------------
Deferred tax assets:
   Future policy benefits                      $ 1,524,000     $  1,859,000
   Operating loss carryforwards                  2,245,000        1,540,000
   Other                                            20,000               --
                                              -------------------------------
                                                 3,789,000        3,399,000

Deferred tax liabilities:
   Fixed-maturity and equity securities         (4,702,000)      (7,355,000)
   Deferred policy acquisition costs            (1,908,000)      (1,248,000)
   Value of insurance in force acquired         (2,453,000)      (2,280,000)
   Other                                          (368,000)        (342,000)
                                              -------------------------------
                                                (9,431,000)     (11,225,000)
                                              -------------------------------

Deferred income tax liability                  $(5,642,000)    $ (7,826,000)
                                              ===============================

                      First Variable Life Insurance Company

5. FEDERAL INCOME TAXES (CONTINUED)

The Company has federal net operating loss carryforwards reportable on its federal tax return aggregating $6,603,000 at December 31, 1996 which expire from 2009 to 2011.

6. RETIREMENT AND COMPENSATION PLANS

Substantially all full-time employees of the Company are covered by a noncontributory defined benefit pension plan sponsored by ILoNA. The benefits are based on years of service and the employee's compensation. In addition, effective January 1, 1996, ILoNA adopted a nonqualified supplemental plan to provide benefits in excess of limitations established by the Internal Revenue Code. The Company records its required contributions as pension expense related to these plans. There were no material contributions to the plan during the periods ended December 31, 1996, 1995 or 1994.

Employees of the Company also are eligible to participate in a contributory defined contribution plan sponsored by ILoNA which is qualified under section 401(k) of the Internal Revenue Code. The plan covers substantially all full-time employees of the Company. Employees can contribute up to 15% of their annual salary (with a maximum contribution of $9,500 in 1996) to the plan. The Company contributes an additional amount, subject to limitations, based on the voluntary contribution of the employee. Further, the plan provides for additional employer contributions based on the discretion of the Board of Directors of ILoNA. Pension expense related to this plan was $27,000, $24,000 and $2,000 for the periods ended December 31, 1996, 1995 and 1994, respectively.

The Company also has certain other benefit and incentive plans. These plans are considered immaterial to the consolidated financial statements.

7. STOCKHOLDER'S EQUITY

COMMON STOCK DIVIDEND

On December 14, 1994, the Company's Board of Directors authorized a 2/3-for-1 common stock dividend to increase the Company's capital stock to meet the minimum statutory capital requirement as mandated by certain states in which the Company does business. The additional $1,000,000 was transferred to capital stock from additional paid-in capital.

                      First Variable Life Insurance Company

7. STOCKHOLDER'S EQUITY (CONTINUED)

STATUTORY LIMITATIONS ON DIVIDENDS

The ability of the Company to pay dividends to ILoNA is restricted because prior approval of insurance regulatory authorities is normally required for payment of dividends to the stockholder which exceed an annual limitation. During 1997, this annual limitation aggregates $3,300,000; however, pursuant to a directive received from the Arkansas Insurance Department in 1991, any proposed payment of a dividend currently requires its approval. Also, the amount ($33,300,000 at December 31, 1996) by which stockholder's equity stated in conformity with generally accepted accounting principles exceeds statutory capital and surplus as reported is restricted and cannot be distributed.

STATUTORY ACCOUNTING POLICIES

The financial statements of the Company included herein differ from related statutory-basis financial statements principally as follows: (a) the bond portfolio is designated as available-for-sale and carried at fair value rather than generally being carried at amortized cost; (b) acquisition costs of acquiring new business are deferred and amortized over the life of the policies rather than charged to operations as incurred; (c) future policy benefit reserves on certain annuity products are based on full account values, rather than discounting methodologies utilizing statutory interest rates; (d) deferred income taxes are provided for the differences between the financial statement and income tax bases of assets and liabilities; (e) net realized gains or losses attributed to changes in the level of interest rates in the market are recognized as gains or losses in the consolidated statements of income when the sale is completed rather than deferred and amortized over the remaining life of the fixed maturity security; (f) declines in the estimated realizable value of investments are charged to the consolidated statements of income for declines in value, when such declines in value are judged to be other than temporary rather than through the establishment of a formula-determined statutory investment reserve (carried as a liability), changes in which are charged directly to surplus; (g) agents' balances and certain other assets designated as "nonadmitted assets" for statutory purposes are reported as assets rather than being charged to surplus; (h) revenues for annuity products consist of policy charges for the cost of insurance, policy administration charges and surrender charges assessed rather than premiums received; (i) pension expense is recognized in accordance with SFAS No. 87, Employers' Accounting for Pensions, rather than in accordance with rules and regulations permitted by the Employee Retirement Income Security Act of 1974; (j) the financial statements of subsidiaries are consolidated with those of the Company and (k) assets and liabilities are restated to fair values when a change in ownership occurs that is accounted for as a purchase, with provisions for goodwill and other intangible assets, rather than continuing to be presented at historical cost.

Net loss for the Company, as determined in accordance with statutory accounting practices, was $1,507,000, $1,460,000 and $574,000 for the years ended
December 31, 1996, 1995 and 1994, respectively. Total statutory capital and surplus was $33,096,000 at December 31, 1996 and $34,637,000 at December 31, 1995.

The National Association of Insurance Commissioners currently is in the process of codifying statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices.

                      First Variable Life Insurance Company

That project, which is expected to be completed in 1998, will likely change, to some extent, statutory accounting practices. The codification may result in changes to the permitted or prescribed accounting practices that the Company uses to prepare its statutory-basis financial statements.

8. COMMITMENTS AND CONTINGENCIES

The Company leases its home office space and certain other equipment under operating leases which expire through 2001. During the periods ended
December 31, 1996, 1995 and 1994, rent expense totaled $206,000, $419,000 and
$81,000, respectively. At December 31, 1996, minimum rental payments due under all noncancelable operating leases with initial terms of one year or more are:


   Year ending December 31:
      1997                             $  230,000
      1998                                230,000
      1999                                238,000
      2000                                241,000
      2001                                 61,000
                                       ----------
                                       $1,000,000
                                       ==========

The Company is involved in litigation where amounts are alleged that are substantially in excess of contractual policy benefits or certain other agreements. Management and its legal counsel do not believe any of these claims will result in a material loss to the Company.

Assessments are, from time to time, levied on the Company by life and health guaranty associations in most states in which the Company is licensed to cover losses of policyholders of insolvent or rehabilitated companies. In some states, these assessments can be partially recovered through a reduction in future premium taxes. Assessments have not been material to the Company's financial statements in the past. However, the economy and other factors have caused a number of failures of substantially larger companies since that time. At December 31, 1996 and 1995, the Company has accrued $180,000 and $140,000, respectively, for guaranty fund assessments based on its historical experience and information available from those making guaranty fund assessments.

                                     PART II

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15 (d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                      UNDERTAKING REGARDING INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors and officers and controlling persons of the Registrant and the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

 REPRESENTATION PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940

In accordance with section 26(e) of the Investment Company Act of 1940, First Variable Life Insurance Company represents that the fees and charges deducted under the Policies described in this Registration Statement on Form S-6, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by First Variable Life Insurance Company. First Variable Life Insurance Company bases its representation on its assessment of all the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks, the need for First Variable Life Insurance Company to earn a profit, the degree to which the Policies include innovative features, and regulatory standards for the grant of exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all Policies sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectus contained herein, or in any variations thereof based on supplements, endorsements, or riders to any Policies or prospectus, or otherwise.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The facing sheet.

Cross-Reference Sheet.

The prospectus consisting of _________________ pages.

The undertaking to file reports.

The undertaking regarding indemnification.

The representation pursuant to section 26(e) under the Investment Company Act of 1940.

The signatures.

Written consents of the following persons:
            Arnold R. Bergman (See Exhibit 2)
            Martin Sheerin (See Exhibit 6)
            Ernst & Young LLP (See Exhibit 7)

The following exhibits:

    1.A   (1)    Resolution of the Board of Directors of the Company authorizing the establishment of the Separate Account.*

          (2)    Not Applicable.

          (3)    (a) Underwriting Agreement.**

                 (b) Broker-Dealer Agreement.**

                 (c) Form of Sales Agreement.***

          (4)    Not Applicable.


          (5)    Specimen Variable Life Insurance Policy.****

          (6)    (a) Articles of Incorporation of First Variable Life Insurance
                     Company.##
                 (b) By-Laws of First Variable Life Insurance Company.**

          (7)    Not Applicable.

          (8)    Form of Participation Agreement.***

          (9)    Not Applicable.

          (10)   Specimen Flexible Premium Variable Life Insurance
                 Application.****

  2. Opinion and consent of Arnold R. Bergman, Vice President, Legal and Administration, as to securities being registered.****

  3.             Not Applicable.

  4.             Not Applicable

  5.             Not Applicable

  6.             Opinion and consent of Actuary.###

  7.             Consent of Ernst & Young LLP, Independent Auditors. ###

  8.             Powers of Attorney.###

____________

      * Incorporated herein by reference to the Form S-6 Registration Statement of First Variable Life Insurance Company and Separate Account VL, filed electronically with the Securities and Exchange Commission on June 3, 1996 (File No. 333-05053).

     ** Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of First Variable Life Insurance Company and Separate Account VL, filed electronically with the Securities and Exchange Commission on November 15, 1996 (File
           No. 333-05053).

    *** Incorporated herein by reference to Post-Effective Amendment No. 22 to the Form N-4 Registration Statement of First Variable Life Insurance Company and First Variable Annuity Fund E, filed electronically with the Securities and Exchange Commission on September 18, 1996 (File Nos. 333-12197, 811-04092).

   **** Incorporated herein by reference to the Form S-6 Registration Statement of First Variable Life Insurance Company and Separate Account VL, filed with the Securities and Exchange Commission on October 30, 1997 (File No. 333-19193)

      # Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of First Variable Life Insurance Company and Separate Account VL, filed electronically with the Securities and Exchange Commission on January 3, 1997 (File
            No. 333-19193).

     ## Incorporated herein by reference to Post-Effective Amendment No. 21 to the Form N-4 Registration Statement of First Variable Life Insurance Company and First Variable Annuity Fund E, filed electronically with the Securities and Exchange Commission on April 29, 1996 (File Nos. 33-86738, 811-04092).

    ###    Filed herewith.

                                  EXHIBIT INDEX

Filed herewith, as indicated on the Exhibit list.



                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the First Variable Life Insurance Company has duly caused this Pre-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, on the 15th day of January, 1998.


                                           First Variable Life Insurance Company

                                           By: /s/ John M. Soukup
                                               ---------------------------------
                                               John M. Soukup
                                               President



ATTEST:


/s/ Arnold R. Bergman
---------------------
Arnold R. Bergman
Secretary

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Separate Account VL of First Variable Life Insurance Company, has duly caused this Pre-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, on the 15th day of January, 1998.


                                           Separate Account VL of
                                           First Variable Life Insurance Company
                                                       (Registrant)


                                           First Variable Life Insurance Company
                                                       (Depositor)

                                           By: /s/ John M. Soukup
                                               ---------------------------------
                                               John M. Soukup
                                               President



ATTEST:

/s/ Arnold R. Bergman
---------------------
Arnold R. Bergman
Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities indicated with First Variable Life Insurance Company, on the 15th day of January, 1998.


PRINCIPAL EXECUTIVE OFFICER

/s/ John M. Soukup
--------------------------
John M. Soukup
President


PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER

/s/ John V. Egan
--------------------------
John V. Egan
Vice President & Treasurer


DIRECTORS

/s/ Ronald M. Butkiewicz*
--------------------------
Ronald M. Butkiewicz


/s/ John M. Soukup
--------------------------
John M. Soukup


/s/ Michael J. Corey*
--------------------------
Michael J. Corey


/s/ Michael R. Ferrari*
--------------------------
Michael R. Ferrari


/s/ Shane W. Gleeson*
--------------------------
Shane W. Gleeson


/s/ T. David Kingston*
--------------------------
T. David Kingston


/s/ Jeff S. Liebmann*
--------------------------
Jeff S. Liebmann


/s/ Kenneth R. Meyer*
--------------------------
Kenneth R. Meyer

/s/ Philip R. O'Connor*
--------------------------
Philip R. O'Connor


/s/ Norman A. Fair*
--------------------------
Norman A. Fair


/s/ S. Shone*
--------------------------
Stephen Shone


                     * By: /s/ Arnold R. Bergman
                           ---------------------
                           Arnold R. Bergman
                           Attorney-in-Fact

                           January 15, 1998